PROSPECTUS

16,908,967 SHARES

PHOTOWORKS, INC.

COMMON STOCK

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This prospectus relates to the resale by the selling stockholders identified in this prospectus of up to 16,908,967 shares of our common stock, consisting of:

- 16,104,426 shares of our currently issued and outstanding common stock; and

- 804,541 shares of our common stock issuable upon the exercise of currently outstanding warrants to purchase shares of our common stock.

The selling stockholders may sell their shares from time to time at the prevailing market price or in negotiated transactions. The selling stockholders will receive all of the proceeds from the sale of the shares. We will pay the expenses of registration of the sale of the shares.

Our common stock trades on the Over the Counter (OTC) Bulletin Board®, an electronic stock listing service provided by the Nasdaq Stock Market, Inc. under the symbol “PHTW.OB”. On April 13, 2006, the last bid price for the common stock on the OTC Bulletin Board was $.40 per share.

The selling stockholders, and any participating broker-dealers may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, and any commissions or discounts given to any such broker-dealer may be regarded as underwriting commissions or discounts under the Securities Act. The selling stockholders have informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute their common stock.

Brokers or dealers effecting transactions in the shares should confirm the registration of these securities under the securities laws of the states in which transactions occur or the existence of an exemption from registration.

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BEGINNING ON PAGE 5, WE HAVE LISTED SEVERAL "RISK FACTORS" WHICH YOU SHOULD CONSIDER. You should read the entire prospectus carefully before you make your investment decision.

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Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed on the adequacy or accuracy of the disclosures in the prospectus. Any representation to the contrary is a criminal offense.

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The date of this prospectus is April 13, 2006

TABLE OF CONTENTS

Table of Contents

Forward Looking Information	2
Prospectus Summary	3
Risk Factors	5
Use of Proceeds	9
Market Price of our Common Stock	10
Selling Stockholders	11
Plan of Distribution	12
Management’s Discussion and Analysis of Financial	13
Condition and Results of Operations	16
Business	20
Directors and Executive Officers	25
Executive Compensation	27
Certain Transactions	33
Description of Securities	34
Change in Certifying Accountants	34
Limitation of Liability and Indemnification Matters	35
Legal Matters	35
Experts	35
Where You Can Find More Information	36
Index to Financial Statements	36

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, shares of PhotoWorks, Inc. common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the shares.

FORWARD-LOOKING INFORMATION

Statements made in this prospectus or in the documents incorporated by reference herein that are not statements of historical fact are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. A number of risks and uncertainties, including those discussed under the caption “Risk Factors” beginning on page 5 and the documents incorporated by reference in this prospectus could affect such forward-looking statements and could cause actual results to differ materially from the statements made in this prospectus.

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PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all the information that you should consider before investing in the common stock. You should carefully read the entire prospectus, including “Risk Factors” and the financial statements, before making an investment decision.

The Company

PHOTOWORKS, INC: (“PhotoWorks” or the “Company”) is an online photography services company. PhotoWorks offers processing and printing services to both digital and traditional camera users, primarily in the United States. PhotoWorks provides customers with the ability to store and organize photos online, share them with friends and family, and order prints, reprints, photo albums, and photo-related products. In addition, customers can create Custom Photo Books and Signature Photo Cards using PhotoWorks’ state of the art website.

PhotoWorks draws upon a unique dual heritage as a top-rated photofinisher with over twenty-five years of experience along with a tradition of innovation and leadership in digital and online photo services. We provide digital camera owners with easy ways to get professional quality digital prints in addition to providing online image storage and management services. PhotoWorks can also process any brand of 35mm film, Advanced Photo Systems (24mm) film or 35mm single-use cameras, and offers prints, slides, digital images and online archiving, all from the same roll of 35mm film.

PhotoWorks was incorporated in Washington State in June 1976. The executive offices are located at 71 Columbia Street, Seattle, Washington 98104, and the telephone number is (206) 281-1390. References to “PhotoWorks”, the “Company”, “we”, “us” and “our” in this prospectus include PhotoWorks, Inc., and its wholly-owned subsidiaries.

The Offering

This prospectus relates to the resale by the selling stockholders identified in this prospectus of up to 16,908,968 shares of our common stock, consisting of:

-16,104,426 shares of our currently issued and outstanding common stock; and

-804,541 shares of our common stock issuable upon the exercise of currently outstanding warrants to purchase shares of our common stock.

On July 27, 2005, the Company’s completed a recapitalization pursuant to which the following events occurred:

- The sale of 3,710,575 shares of common stock at a purchase price of $.539 per share for an aggregate purchase price of $2,000,000 and warrants to purchase 361,905 shares of common stock at an exercise price of $1.05 per share.

- The conversion of two series of the Company’s outstanding debentures into common stock and issuance of warrants to acquire common stock. The aggregate amount of principal and accrued interest converted was $4,492,567.30, of which $2,052,931.51 was converted into 3,808,778 shares of common stock at a rate of $.539 per share, and $2,439,635.79 was converted into 4,435,700 shares of common stock at a rate of $.55 per share and warrants to purchase 442,636 shares of common stock at an exercise price of $1.10 per share.

- The exchange of 4,149,373 shares of common stock for all of the outstanding shares of the Company’s Series A Preferred Stock. The exchange ratio was based on a price for the common stock of approximately $3.615 per share.

In connection with the recapitalization, the Company agreed to file a registration statement with the Commission in order to register the resale of the shares of common stock issued in the recapitalization, as well as the shares of common stock issuable upon the exercise of warrants issued in the recapitalization.

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We will not receive any proceeds from the sale of our common stock by selling stockholders. See “Use of Proceeds.”

The common shares offered under this prospectus may be sold by the selling stockholders on the public market, in negotiated transactions with a broker-dealer or market maker as principal or agent, or in privately negotiated transactions not involving a broker or dealer. Information regarding the selling stockholders, the common shares they are offering to sell under this prospectus, and the times and manner in which they may offer and sell those shares is provided in the sections of this prospectus captioned “Selling Stockholders” and “Plan of Distribution.”

As of March 7, 2006, we had 19,794,672 shares of common stock outstanding. The number of shares registered under this prospectus would represent approximately 86% of the total common stock outstanding, assuming the exercise of warrants to purchase common stock that were issued in the recapitalization.

Our executive offices are located at 71 Columbia Street, Seattle, Washington 98104 and our telephone number is (206) 281-1390.

Our corporate web site is www.photoworks.com. The information found on our web site is not intended to be part of this prospectus and should not be relied upon by you when making a decision to invest in our common stock.

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RISK FACTORS

In addition to the other information in this prospectus, the following risk factors should be carefully considered in evaluating us and our business. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. If any of the following risks occur, our business, financial condition, operating results and cash flows could be harmed.

We may be unsuccessful in increasing revenues from digital services, which would adversely affect our results of operations

Our business model emphasizes the sale and distribution of products and services for users of digital cameras. We have developed additional products and services designed to establish us as the choice for digital camera users for printing, archiving, sharing, viewing and managing personal digital images. However, a number of other companies are attempting to establish this position. Competitors in this area include KodakGallery.com (a Kodak Company), Snapfish, Shutterfly and other traditional providers of photofinishing services. We may not be successful against this competition. The digital printing market has not been fully established. Even if we establish a strong position among consumers for digital products and services, we may not be able to generate significant revenues from this market.

If we do not obtain additional financing, our growth plans may be adversely affected

The Company has a shareholders' deficit at December 24, 2005 of ($466,000) and has incurred substantial operating losses in each of the last four years. The Company is in the process of raising additional capital to finance its growth plans and to provide working capital. No assurance can be given that such capital will be available, or if available, on terms that will not significantly dilute current shareholders.

We expect continued declines in film-based processing that will adversely affect our revenues

We have experienced significant declines in revenues from film-based processing in each of the last four fiscal years and we believe this trend will continue. We believe that this is primarily attributable to declines in the mail order photofinishing market and the photofinishing industry in general. In addition, we believe the market shift away from traditional 35mm film and towards digital cameras will continue due to the declining prices for printing and the rapid increase of the digital camera markets increased availability and consumer acceptance of digital cameras. We are also not making any significant marketing efforts to attract new customers to film-based processing. As a result, our revenues from film-based processing are likely to continue to decline for the foreseeable future.

We may not be able to retain existing customers or acquire new customers at a reasonable cost

Future revenues and profitability depend in large part on our ability to retain our current customers and our ability to acquire new digital customers at a reasonable cost. Historically, we used direct-marketing programs offering low-priced or free introductory offers as our primary customer acquisition technique. Over the past years, the cost for these programs has increased and we have seen a decline in customer response rates. Our current marketing focuses on customer reactivation and retention and opportunities to acquire new customers through online channels at a reasonable cost. Our customer acquisition and retention efforts may not be effective. If we do not find a way to successfully acquire new digital customers, retain our current customers, or market successfully against competitors, our business, financial condition and operating results could be harmed.

We rely on key vendors, suppliers and foreign sourcing

During 2005, we have outsourced our mail order film processing and printing to District Photo. In first quarter in 2006, we have recently outsourced our digital printing to Qualex (a Kodak company) and have closed our production facilities. Our Custom Photo Books, Signature Photo Cards and keepsakes are produced by third-party vendors. The success of our business is dependent in part on the quality and service provided by our vendors. If we experience significant quality or service problems at one or more of our vendors, it could adversely affect our business.

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We have no significant long-term purchase contracts or agreements to ensure continued supply, pricing or access to film, paper or chemicals. While we believe that alternate sources of third-party providers are available, it is possible that our vendors might not be able to continue to meet our requirements for services or supplies, or purchase services or supplies in sufficient quantities or on terms as favorable to us as those currently available. Also, changing to an alternate vendor or supplier may cause delays, reduced quality or other problems.

Sales of our services and products on a direct-to-consumer mail-order basis largely depend on the U.S. Postal Service and other common carriers for receipt of orders and delivery of our products. Any significant changes in the operations or prices charged by the U.S. Postal Service or other common carriers or extended interruptions in postal deliveries could harm our business, financial condition and operating results.

We may be adversely affected by actions of competitors

The market for consumer photofinishing and digital imaging services is highly competitive. Many of our competitors have substantially greater financial, technical and other resources than we have. We face competition in consumer photofinishing and digital imaging services from other direct marketers, online companies, and competitors in other distribution channels, including much larger companies. Many of these companies provide photofinishing services on a wholesale basis to independent retail outlets and, in some cases, through multiple retail outlets owned by the photofinisher or online service providers. Many of these competitors also provide photofinishing services within hours. There are no significant proprietary or other barriers to entry into the traditional photofinishing or digital imaging industry. Many of our competitors offer similar photofinishing and digital imaging services and products at lower prices and with a more rapid turnaround time than we offer. Our ability to compete effectively depends on our ability to differentiate our services by offering innovative services and products. Although we believe we are a leader in developing and marketing innovative photo-related services and products, competitors can and do provide similar services and products. There can be no assurance we will continue to compete effectively through development of innovative services and products or that we will respond appropriately to industry trends or to activities of competitors.

We may not be able to keep up with rapid technological changes in the photofinishing industry

The photography industry is currently characterized by rapidly evolving technology and consumer demand for services and products. The introduction of digital services and products that use new technologies could render existing services and products obsolete. Our future success will depend on our ability to adapt to new technologies and develop new or modify existing services, products and marketing techniques to satisfy changing consumer needs and attract new customers. The expanded use of digital cameras has had a negative impact on companies such as PhotoWorks that have primarily processed traditional film-based images and slides. The development of these or other new technologies, or failure by us to anticipate or successfully respond to such developments, could harm our business, financial condition and operating results.

Any acquisitions we make could disrupt our business and harm our financial condition

We may attempt to acquire other businesses that are compatible with our business, but we have no current understanding, agreement or arrangement to make any acquisitions. Acquisitions could result in unforeseen operating difficulties and expenditures and may absorb significant management attention that would otherwise be available for ongoing development of our business. Since we will not be able to accurately predict these difficulties and expenditures, it is possible that these costs may outweigh the value we realize from a future acquisition. Future acquisitions could result in issuances of equity securities that would reduce our shareholders' ownership interest, the incurrence of debt, contingent liabilities or amortization of expenses related to goodwill or other intangible assets and the incurrence of large, immediate write-offs.

We experience fluctuations in quarterly results

Our quarterly operating results will fluctuate for many reasons, including:

•	seasonality of consumer photographic activity,
•	the mix of products we sell,
•	promotional activities we conduct,
•	price increases by our suppliers,
•	our introduction of new products,

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•	our research and development activities,
•	our competitors' actions,
•	fluctuations in the direct-to-consumer market,
•	changes in usage of digital services and online commerce,
•	changes in the photofinishing industry, and
•	general economic influences and conditions.

Demand for our photo-related services and products is seasonal, with the highest volume of photofinishing activity generally occurring during the summer months and holiday season. As a result, our operating results for any period do not necessarily indicate the results that can be expected for any future period. Our operating results in a future period may be below the expectations of public market analysts and investors which may cause the price of our common stock to decline.

We may be adversely affected by the outcome of litigation

We were a defendant in a claim filed by Fuji Photo Film Co., Ltd., with the International Trade Commission. Fuji alleged that a number of companies, including the Company's OptiColor subsidiary, violated patents held by Fuji on single-use cameras by bringing recycled single-use cameras into the United States for resale. The ITC Commissioners issued a final order in June 1999 prohibiting PhotoWorks and our subsidiaries from importing and selling imported recycled single-use cameras.

In 2002, the ITC determined that we violated the ITC's previous order through the importation and sale of certain newly manufactured reloadable cameras. We were assessed a penalty of $1.6 million and in September 2003, we negotiated a settlement agreement with the ITC to reduce the penalty to a total of $1,000,000. The settlement included a payment schedule of $250,000 in each of the four years beginning in July 2004.

There is a risk that Fuji could bring a civil action against us for damages for patent infringement by reason of sales of cameras that have been found in the ITC proceedings to infringe Fuji patents. If such a suit was filed against us, it could have a significantly harmful impact on our financial condition, results of operations and liquidity. We are unable to determine the probability or likelihood of such an action.

We may be adversely affected by national events

We rely on the United States Postal Service and other common carriers to receive and deliver orders. Previous terrorist attacks and anthrax contamination disrupted our deliveries. Terrorist attacks or certain alternatives to safeguard the mail through mail purification devices could cause serious harm to our business, financial condition and operating results.

We experience fluctuations in quarterly results

Our quarterly operating results will fluctuate for many reasons, including:

•	seasonality of consumer photographic activity,
•	the mix of products we sell,
•	promotional activities we conduct,
•	price increases by our suppliers,
•	our introduction of new products,
•	our research and development activities,
•	our competitors' actions,
•	fluctuations in the direct-to-consumer market,
•	changes in usage of digital services and online commerce,
•	changes in the photofinishing industry, and
•	general economic influences and conditions.

Demand for our photo-related services and products is seasonal, with the highest volume of photofinishing activity generally occurring during the summer months and holiday season. As a result, our operating results for any period do not necessarily indicate the results that can be expected for any future period. Our operating results in a

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future period may be below the expectations of public market analysts and investors which may cause the price of our common stock to decline.

We could be required to collect taxes on the products we sell

In accordance with current industry practice, we do not currently collect sales taxes or other taxes with respect to shipments of goods into states other than Washington. One or more states may seek to impose sales or tax collection or other obligations on out-of-jurisdiction companies which engage in electronic commerce as we do. In addition, states may aggressively attempt to establish that our Company has presence (nexus) in their state which could subject our mail order business to sales or other tax collection obligations. A successful assertion by one or more states that we should collect sales or other taxes on the sale of merchandise could result in substantial tax liabilities for past sales, decrease our ability to compete with traditional retailers and otherwise harm our business.

On December 3, 2004, the Internet Tax Non-Discrimination Act (Public Law 108-435) was signed into law, extending the Internet Tax Freedom Act that had expired in November 2003. The Internet Tax Non-Discrimination Act bans taxes that unfairly single out the Internet, including: taxes on high-speed and dial-up Internet access; double taxation on products purchased over the Internet; and discriminatory taxes that treat Internet purchases differently from other types of sales.

Our management information systems and technology may not be viable

We depend on our management information systems, website and technology systems to communicate with customers, process orders, provide rapid response to customer inquiries, manage inventory, and purchase, sell and ship products efficiently. We periodically replace and upgrade certain portions of our systems software and hardware. We take a number of precautions against certain events that could disrupt our systems, including events associated with continuing software and hardware upgrades. Any damages or failures to our computer equipment, technology systems and the information stored in our data center could harm our business, financial condition, and operating results.

Governmental regulation could harm our business

Our operations, including our transmission of digital images over the Internet, are subject to regulation by the U.S. Postal Service, the Federal Trade Commission and various state, local, and private consumer protection and other regulatory authorities. In general, these regulations govern privacy, the manner in which orders may be solicited, the form and content of advertisements, information which must be provided to prospective customers, the time within which orders must be filled, obligations to customers if orders are not shipped within a specified period of time, and the time within which refunds must be paid if the ordered merchandise is unavailable or returned. Congress has enacted legislation to specifically regulate online commerce and communications and has addressed such issues as the transmission of certain materials to children, intellectual property protection, taxation, and the transmission of sexually explicit material. In addition, some states have enacted legislation that makes the transmission of certain kinds of information, such as obscene content and information that facilitates the commission of criminal acts, a crime.

Other legislation could result in additional regulation or prohibition of the transmission of certain types of content over the Internet. This legislation could result in significant potential liability to us for content transmitted over our website, as well as additional costs and technological challenges in complying with mandatory requirements. We do not assume responsibility to edit the content of our customers' photographs, slides, digital images or personal home pages unless responding to a specific complaint. Legislation which imposes potential liability for content made available over the Internet through our website could require us to implement additional measures to reduce our exposure to such liability. This may require us to incur significant costs or discontinue certain service or product offerings. Although we carry general liability insurance, such insurance may not cover potential claims of this type or may not be adequate to compensate us for the amount of these liabilities. Any costs not covered by insurance incurred as a result of such liability or asserted liability could harm our business, financial condition and operating results.

Sales of a substantial number of shares of our common stock into the public market by major stockholders may result in significant downward pressure on the price of our common stock and could affect the ability of our stockholders to realize the current trading price of our common stock.

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Sales of a substantial number of shares of our common stock in the public market could cause a reduction in the market price of our common stock. We had 19,794,672 shares of common stock issued and outstanding as of March 7, 2006. At that date, 5 shareholders owned, directly or indirectly, 72% of the outstanding common stock. If one or more of those shareholders decided to sell a significant portion of their holdings, it could cause the price of our stock to decline substantially.

Trading on the OTC Bulletin Board may be sporadic because it is not a stock exchange, and stockholders may have difficulty reselling their shares.

Our common stock is quoted on the OTC Bulletin Board. Trading in stock quoted on the OTC Bulletin Board is often thin and characterized by wide fluctuations in trading prices, due to many factors that may have little to do with the company's operations or business prospects. Moreover, the OTC Bulletin Board is not a stock exchange, and trading of securities on the OTC Bulletin Board is often more sporadic than the trading of securities listed on a quotation system like Nasdaq or a stock exchange like Amex. Accordingly, you may have difficulty reselling any of the shares you purchase from the selling stockholders. Some of our existing shareholders can exert control over us and may not make decisions that are in the best interests of all shareholders.

Some of our existing shareholders can exert control over us and may not make decisions that are in the best interests of all shareholders.

As of December 24, 2005, officers, directors, and shareholders holding more than 5% of our outstanding shares collectively controlled approximately 81% of our outstanding common stock. As a result, these shareholders, if they act together, would be able to exert a significant degree of influence over our management and affairs and over matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. Accordingly, this concentration of ownership may harm the market price of our ordinary shares by delaying or preventing a change in control of us, even if a change is in the best interests of our other shareholders. In addition, the interests of this concentration of ownership may not always coincide with the interests of other shareholders, and accordingly, they could cause us to enter into transactions or agreements that we would not otherwise consider.

USE OF PROCEEDS

We will not receive any proceeds from the sale of our common stock by the selling stockholders. Any proceeds from the sale of our common stock offered pursuant to this prospectus will be received by the selling stockholders.

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MARKET PRICE OF OUR COMMON STOCK; DIVIDENDS

Our common stock trades on the Over the Counter (OTC) Bulletin Board®, an electronic stock listing service provided by the Nasdaq Stock Market, Inc. under the symbol “PHTW.OB”.

On April 13, 2006, the last sale price reported for the Company’s common stock was $.40 per share and as of that date, the common stock was held by an estimated 2,800 shareholders with approximately 490 holders of record.

The price range of our common stock during the past two fiscal years is shown below. High and low prices given here refer to the high and low bid quoted on the OTC Bulletin Board. These prices reflect our one-for-five reverse stock split effective July 18, 2005. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

	High	Low

Fiscal Quarter Ended December 24, 2005	$0.65	$0.35

Fiscal Year Ended September 24, 2005
First Quarter	$2.45	$1.50
Second Quarter	1.50	.65
Third Quarter	1.05	.50
Fourth Quarter	.85	.55

Fiscal Year Ended September 25, 2004
First Quarter	$5.75	$1.90
Second Quarter	3.30	$1.35
Third Quarter	3.45	$1.45
Fourth Quarter	2.45	$1.70

The Company has never declared or paid cash dividends on its common stock and does not anticipate paying any dividends in the foreseeable future. The Company is restricted under the covenants of a bank agreement that supports its corporate credit cards from declaring any dividends on shares of its capital stock without the bank’s prior consent.

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SELLING STOCKHOLDERS

The following table sets forth certain information regarding beneficial ownership of our common stock by the selling stockholders (1) as of February 7, 2006 and (2) as adjusted to reflect the sale by selling stockholders of shares offered by this prospectus. Except as set forth in the footnotes to the table, none of the selling stockholders have held any position, office or material relationship with the Company or any of its affiliates within the past three years.

Selling Stockholders	Common Shares Owned Prior To Offering(1)	Common Shares Registered(1)	Common Shares Owned After Offering(1)	Percentage of Shares Following Offering
Sunra Capital Holdings, Ltd.	6,394,059	6,394,059	0	0
California Atlantic Limited, Inc.	74,212	74,212	0	0
Andrew T. Waechter	204,577	204,577	0	0
Little Wing, LP	828,476	828,476	0	0
California Atlantic Limited, Inc.	25,426	25,426	0	0
Tradewinds Fund Ltd.	163,948	163,948	0	0
California Atlantic Limited, Inc.	5,032	5,032	0	0
Jeff Harvey	185,529	185,529	0	0
The Tahoma Fund, L.L.C.	2,157,676	2,157,676	0	0
Orca Bay Capital Corporation	547,717	547,717	0	0
Tim and Alexa Carver	27,662	27,662	0	0
Stanley McCammon	27,662	27,662	0	0
Aaron Singleton	5,532	5,532	0	0
Madrona Venture Fund I-A, L.P.	1,115,352	1,115,352	0	0
Madrona Venture Fund I-B, L.P.	128,630	128,630	0	0
Madrona Managing Director Fund, LLC	139,142	139,142	0	0
Matinicus LP	4,512,437	4,512,437	0	0
RVM Global Partners, L.P.	165,516	165,516	0	0
HZ Partners, FBO Edward Holl	200,383	200,383	0	0

* Less than 1%.

(1) Includes warrants to purchase shares of common stock.

The following selling stockholders have had the following relationships with us over the past three years:

•	Mr. Joseph Waechter, one of our directors, is the president of Sunra Capital Holdings, Ltd.
•

Mr. Ross Chapin, one of our directors until October 2005, is formerly a principal of Orca Bay Partners, L.L.C. which is the investment manager of The Tahoma Fund L.L.C. Orca Bay Partners is an affiliate of Orca Bay Capital Corporation.

•	Mr. Paul Goodrich, one of our directors, is a managing director of Madrona Venture Group, LLC, which is the investment manager of the three Madrona funds that are listed above.
•	Mr. Edward Holl, one of our directors, is the manager of Matinicus LP, the managing partner of H-Z Partners LLC and the sole director and an executive officer of California Atlantic Ltd. Inc.

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PLAN OF DISTRIBUTION

The selling stockholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on the OTC Bulletin Board, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	directly by any selling stockholder to one or more purchasers;
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•	an exchange distribution in accordance with the rules of the applicable exchange;
•	privately negotiated transactions;
•	settlement of short sales entered into after the date of this prospectus;
•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;
•	a combination of any such methods of sale; and
•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledge or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling stockholders have informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

We are required to pay certain fees and expenses incurred by us incident to the registration of the shares. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995:

This prospectus contains forward-looking statements that relate to future events, product or service offerings, or the future financial performance of the Company. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” or “continue” or the negative of such terms and other comparable terminology. These statements only reflect Company management’s expectations and estimates. Actual events or results may differ materially from those expressed or implied by such forward-looking statements due to a number of known and unknown risks and uncertainties. These risks and uncertainties include the ability to generate cash to fund operating activities or obtain additional funding, effective execution of product launches or marketing programs, pricing and other activities by competitors, economic and industry factors, system performance problems due to technical difficulties, and other risks, including those described in the Company’s Annual Report on Form 10-K and those described in the Company’s other filings with the Securities and Exchange Commission, press releases and other communications. Any forward-looking statements in this prospectus reflect the Company’s expectations at the time of this prospectus only, and the Company disclaims any responsibility to revise or update any such forward-looking statements except as may be required by law.

Controls and Procedures

As of September 24, 2005, as part of our annual internal audit, we carried out an evaluation, under the supervision of the Internal Audit Committee members, including two of our board members, the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-14 and 15d-14. Based upon that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that our disclosure controls and procedures are effective to timely alert them to any material information relating to the Company (including its consolidated subsidiaries) that must be included in our periodic SEC filings. There have been no significant changes in the Company's internal controls or in other factors that could significantly affect internal controls subsequent to their evaluation.

We will continue to review and evaluate the design and effectiveness of our disclosure controls and procedures on an ongoing basis and to improve our controls and procedures over time and correct any deficiencies that we may discover in the future. Our goal is to ensure that our senior management has timely access to all material financial and non-financial information concerning our business. While we believe the present design of our disclosure controls and procedures is effective to achieve our goal, future events affecting our business may cause us to modify our disclosure controls and procedures.

Overview

PhotoWorks, Inc. (“PhotoWorks” or the “Company”) is an online photography services company. PhotoWorks offers processing and printing services to both digital and traditional camera users, primarily in the United States. PhotoWorks provides customers with the ability to store and organize photos online, share them with friends and family, and order prints, reprints, photo albums, and photo related products. In addition, customers can create unique and innovative Custom Photo Books and Signature Photo Cards offered by PhotoWorks using PhotoWorks’ state of the art website.

To promote our services and products, we rely primarily on online marketing channels and direct marketing. We believe our innovative products and commitment to customer service promote customer loyalty and increase customer demand. We strive to increase both average order size and order frequency by informing our existing customer base of our integrated array of services and products. We also believe that our online archive of customer images is a viable and economic opportunity to monetize a customer’s “personal equity” by providing image storage and management services for digital and film-based camera users and through photo output, in the form of Custom Photo Books, Signature Photo Cards, keepsakes, and digital prints and reprints. Our commitment to expanding our digital service and product offerings is intended to support this strategy. We use online channels and other direct-marketing media to communicate with prospective customers and our existing and inactive customers. We also utilize a customer relationship management system (CRM) which we installed in December 2004 to enhance our communication with new and existing customers.

Our net loss for fiscal 2005 was $7,370,000, compared to a net loss of $1,672,000 in fiscal 2004 and net loss of $4,075,000 for fiscal 2003. Our net loss for fiscal 2005 was due to a decrease in net revenues, unabsorbed

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overhead costs, valuation expenses related to the recapitalization in fiscal year 2005 and accruals related to the outsourcing of entire production capacity, the closure of our production facility, the move to new offices, and the revaluation of assets that out-lived their usefulness.

Cost of goods and services consist of labor, postage, supplies, and fixed costs of production related to our services, products, and third party billings for production services rendered. Marketing expenses include costs associated with customer acquisition and retention, building brand awareness, and testing of new marketing programs. Research and development expenses consist primarily of costs incurred in ongoing development of our online image management, developing online photo archiving and photo sharing services, other digital related services, and creating infrastructure necessary to support systems for customer interaction. General and administrative expenses consist of costs related to management information systems, computer operations, human resource functions, finance, legal, accounting, investor relations, and general corporate activities.

Critical Accounting Policies

Management’s Discussion and Analysis of Financial Condition and Results of Operations discuss our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of the financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, net revenues, and expenses. Our estimates and judgments are based upon our historical experience, knowledge of economic and market factors and various other factors that we believe to be relevant given the circumstances and our best estimates for identified one time costs relevant to the discontinuation of the in-house production capacity, the outsourcing of all production, the writing off of redundant assets and the clean up of the production facility and the move to the new office building.. Significant policies, methodologies, estimates, and the factors used therein, are reviewed on at least a quarterly basis with PhotoWorks’ Audit Committee. Actual results may differ from these estimates.

The following is a discussion of the estimates included in our financial statements that encompass matters of uncertainty, whereby different estimates could have reasonably been made or changes in such estimates could have a material impact on the financial statements of PhotoWorks.

Reserve for Obsolete Inventory

We regularly assess the valuation of our inventory and write down those inventories that are obsolete, or in excess of forecasted usage, to their estimated realizable value. A reserve for obsolescence is also recorded against any film or paper inventories that are nearing their expiration dates. Additional reserves are recorded for slow-moving or discounted stock to the extent it is estimated the materials may go unused based on historical inventory turnover, planned changes in marketing promotions or other anticipated changes in product mix over the next year, seasonality, or other factors. Estimates of future usage are based on estimates of future sales and product mix. If actual sales or product mix differs from our estimates, we may need to record additional reserves for obsolete inventory.

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Long-Lived Assets

As a result of the outsourcing of our entire production capacity, inventory items will be limited to advertising material and packaging/shipping items. The majority of these products will be stored at the vendor’s warehouse. The present inventory control system that is in place to watch off site inventory items will be used to keep track of these offsite items. Upon, the outsourcing of our entire production capacity, all production and warehousing equipment became redundant and the necessary depreciation provision was set up during the fourth quarter of 2005. In addition, management decided to include the depreciation of the capitalized assets that have outlived their usefulness. The remaining property, plant, and equipment are depreciated using the straight-line method based on the estimated useful asset lives, ranging from two to five years.

Deferred Revenues

Our deferred revenues relate to Prepaid Print Credits and the Pick Your Prints product. With prepaid print credits, customers essentially receive discounted prices on digital products by purchasing bulk quantities of print credits. No revenue is recognized at the time the print credits are purchased. The revenue is deferred until the credits are used to purchase actual products and the products have been shipped to the customer. The Pick Your Prints product, launched in late fiscal 2003, offers film developing with high-resolution scanning. For one price, the customer receives their developed negatives and subsequently orders, online, only the prints they want. The Company defers revenue from the initial film processing and scanning based on the relative fair value of the digital prints to all of the product components. This deferred revenue is recognized when customers order and are shipped their digital prints. In October 2004, this product was enhanced so that the print credits were extendable to all digital products. Given this enhancement and the relative newness of this product offering, management does not believe it can currently estimate, with reasonable accuracy, any breakage on the above products. As more information becomes available over the life cycle of these products, management may be able to reasonably estimate a breakage factor, which may have a material impact on revenues and gross margins.

Deferred Tax Assets

At December 24, 2005, we had deferred tax assets totaling $14,348,000, comprised primarily of net operating loss carryforwards. Due to our operating losses, the uncertainty of future profits, and limitations on the utilization of net operating loss carryforwards under IRC Section 382, we have recorded a valuation allowance of $14,348,000 against our deferred tax assets, reducing our net deferred tax asset to zero.

Contingencies

We are subject to various legal proceedings and claims (see Part I, Item 3 - Legal Proceedings and Note 12 of Notes to Consolidated Financial Statements), the outcomes of which are subject to significant uncertainty. Statement of Financial Accounting Standard (SFAS) No. 5, Accounting for Contingencies, requires that estimated amounts relating to a contingency should be recorded if it is probable that a liability or gain has been incurred and the amount can be reasonably estimated. Disclosure of a loss contingency is required if there is at least a reasonable possibility that a loss may have been incurred. We evaluate, among other factors, the degree of probability of the outcome and the ability to make a reasonable estimate of the amounts. In the third quarter of fiscal 2003, the Company was assessed a $1.6 million penalty by the International Trade Commission (“ITC”). This action and potential penalty was previously noted in the Company’s filings, but until that time, management had no basis on which to accrue a loss. In the fourth quarter of fiscal 2003, management negotiated a settlement with the ITC, lowering the penalty to approximately $875,000 and therefore, a gain was recorded in that quarter. During the second quarter of fiscal 2004, management successfully negotiated a settlement with one of its vendors for services rendered in prior periods, which resulted in a gain of approximately $738,000 in that quarter.

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Results of Operations

The following table presents information from our consolidated statements of operations.

	Quarter Ended		Fiscal Years Ended

	Dec. 24, 2005	Dec. 25, 2004	Sept. 24, 2005	Sept. 25, 2004	Sept. 27, 2003

Net revenues	$3,964	$4,219	$13,723	$20,160	$29,416
Cost of goods and services	2,231	2,828	9,778	14,587	22,129
GROSS PROFIT	1,733	1,391	3,945	5,573	7,287
Operating expenses:
Customer service	159	149	-	-	-
Marketing	1,064	734	2,487	2,421	2,662
Research and development	450	892	3,413	1,509	2,442
General and administrative	441	566	3,015	3,283	5,355
Loss on impairment of assets	-	-	986	-	-
ITC penalty	-	-	-	-	875
Total operating expenses	2,114	2,341	9,901	7,213	11,334
LOSS FROM OPERATIONS	(381)	(950)	(5,956)	(1,640)	(4,047)
Other Income/Expense	53	(41)	(1,414)	(147)	(120)
LOSS BEFORE INCOME TAXES	(328)	(991)	(7,370)	(1,787)	(4,167)
Income tax benefits	-	-	-	115	92
NET LOSS	$(328)	$(991)	$(7,370)	$(1,672)	$(4,075)
Net Loss Per Common Share	$(0.02)	$(0.28)	$(0.96)	$(0.50)	$(1.20)

Quarter Ended December 24, 2005 compared to Quarter Ended December 25, 2004

For the three months ended December 24, 2005 we had revenues of $3,964,000 versus $4,219,000 for the same period ending last year. Digital revenues increased by 76 % from $1,322,000 in the first quarter 2005 to $2,323,000 in the same quarter of fiscal 2006. Film revenue declined from $2,896,000 in first quarter 2005 to $1,641,000 in same quarter of 2006, leaving a net revenue decline of $255,000

For the three months ended December 24, 2005 cost of revenues amounted to $2,231,000 versus $2,828,000 during same period in 2004. This reduction reflects the improvement in the gross profit while the Company experienced a decrease in revenues during the same reporting periods.

For the three months ended December 24, 2005, gross profit was $1,733,000 or 43.7% of revenue compared to $1,391,000 or 33.0 % of revenue for the same period ending last year. This sharp increase results from the implementation of a drastic cost reduction plan and the outsourcing of all of our production capacities.

Revenue is from sales of products that have been delivered to customers. Pending sales are orders that have been received but not yet fulfilled due to reasons such as back orders or customer credit issues. The financial statements do not reflect pending sales in accordance with general accepted accounting principles.

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Customer Service expenses for the period ended December 24, 2005 increased to $159,000 compared to $149,000 on December 25, 2004. This result reflects the increased customer calls on the time sensitive digital sales during the holiday period.

Marketing expenses in the first quarter of 2006 increased to $1,064,000 compared to $734,000 in the first quarter of fiscal 2005. This increase is due to the increased spending for our on-line customer acquisition program.

The information technology services decreased from $892,000 during first quarter 2005 to $450,000 during first quarter 2006. The first quarter 2005 figures reflect the high level of programming activity needed for the development and migration to a new on-line software application.

General and administrative expenses decreased to $441,000 in the three months ended December 24, 2005 compared to $566,000 in the fiscal year 2004. Reduction in legal and other fees related to the recapitalization and the integration of the human resources and procurement activities into the accounting department are the main contributors to this result.

Comparison of Fiscal Years 2005, 2004 and 2003

Net revenues decreased 32% to $13,723,000 in fiscal 2005 compared to $20,160,000 in fiscal 2004. Net revenues decreased 32% to $20,160,000 in fiscal 2004 from $29,416,000 in fiscal 2003. The decreases in net revenues for fiscal years 2005, 2004 and 2003 were exclusively due to declines in film-based processing volumes and this will be the overall trend for this declining line of business. Net revenues from digital-based processing increased in fiscal 2005 by 24% to $3,785,000 compared to $3,054,000 in fiscal 2004 and $2,631,000 in fiscal year 2003.

We have developed a new customer acquisition strategy and our business strategy focuses on the development of products and services in the digital market. We implemented a customer acquisition program designed to drive customers to the website, retain signed up customers and reactivate previous customers. The success of this approach is reflected in a 50% increase of the digital product line from 16% for 2003 to 2004 and 24% for 2004 to 2005.

Gross profit as a percentage of net revenues for fiscal 2005 increased to 28.7% compared to 27.6% in fiscal 2004 and 24.8% in fiscal 2003. The increase in the gross profit percentage in fiscal 2005 compared to the prior periods was primarily due to outsourcing of the film production resulting in reduced unabsorbed overhead cash. Gross profit fluctuates due to the seasonal nature of revenues and revenue per order, combined with fixed operating costs associated with equipment, facilities and fixed overhead costs related to our products and services.

Total operating expenses for fiscal 2005 were $9,901,000 compared to $7,213,000 for fiscal 2004 and $11,334,000 for fiscal 2003. The increase in operating costs in fiscal 2005 is the result of increased research and development costs to complete the transition to a new Java based software platform and a reduction in general and administrative costs as a result of the successful implementation of cost cutting projects. Fiscal 2004 operating costs also included a vendor settlement of approximately $738,000 that was recorded as a reduction in operating costs. In fiscal 2003, operating expenses included $875,000 for costs related to the settlement of a penalty assessment with the International Trade Commission (see Part I, Item 3 - Legal Proceedings). Future periods may reflect increased or decreased operating expenses due to the timing and magnitude of marketing activities as well as expenditures related to development of our digital services and products.

Marketing expenses in fiscal 2005 increased to $2,487,000 compared to $2,421,000 in fiscal 2004 and $2,662,000 in fiscal 2003. The increase in marketing expenses in fiscal 2004 were primarily due to a shift in our marketing strategy to target our customer base through retention and reactivation marketing programs compared to expenditures focused on customer acquisition. Our marketing expenses increased slightly in fiscal 2005 as we continued to test and evaluate marketing programs focused on effective customer acquisition and also improving productivity throughout the organization.

Research and development expenses in fiscal 2005 were $3,413,000 compared to $1,509,000 in fiscal 2004. Research and development expenses in fiscal 2004 were $1,509,000 compared to $2,442,000 in fiscal 2003. The increase in research and development expenditures in fiscal 2005 was primarily due to the continued upgrading of our infrastructure, launching the new website, and the completion of the migration to a Java based software platform.

General and administrative expenses decreased to $3,015,000 in fiscal 2005 compared to $3,283,000 in fiscal 2004. General and administrative expenses in fiscal 2004 decreased to $3,283,000 compared to $5,355,000 in fiscal 2003.

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During the second quarter of fiscal 2004, PhotoWorks, Inc. and one of its service providers reached a settlement agreement regarding disputed fees for services provided to PhotoWorks, resulting in a reduction of administrative expenses of $738,000. The decrease in general and administrative expenses in fiscal year 2005 reflects layoffs as a result of the outsourcing of the film business, the integration of the human resources department into the administration and the various costs cutting projects implemented in 2005.

Loss on impairment of tangible and intangible assets in the amount of $986,000 were incurred as a result of the necessary write-off of assets that become redundant during fiscal 2005.

Other operating expenses for fiscal 2003 included costs related to the settlement of a penalty assessment with the ITC of $875,000 (see Note 3 of Notes to Consolidated Financial Statements).

Total other expense in fiscal 2005 was $1,414,000, compared to $147,000 in fiscal 2004. This increase is mainly due to non-cash interest charges of $1,561,000 incurred by the recapitalization during fiscal 2005.

In fiscal 2004, we recorded a tax benefit of $115,000 related to refundable tax credit carrybacks for fiscal years 2001 and 2002. In fiscal 2003, we recorded net tax benefits of $92,000 related to an AMT adjustment.

Liquidity and Capital Resources

As of December 24, 2005, our principal source of liquidity included approximately $1.8 million of cash and cash equivalents.

The Company has experienced significant revenue declines and has incurred operating losses in the past several years. For fiscal 2005, cash flow used in operations was $4,139,000, primarily attributable to a net loss of $7,370,000. As compared to prior periods the net loss is primarily due to lower revenues, and increase in research and development expenses. In addition, the Company recognized non-operating expenses of $1,414,000. Cash and cash equivalents declined from $2,481,000 at the beginning of the fiscal year to $1,872,000 as of September 24, 2005 and the Company's current ratio declined from 1.10 to .81. The Company expects a further decline in cash and cash equivalents in fiscal 2006 primarily due to continued operating losses resulting from declines in film revenues.

Management has taken various actions, including reductions in its workforce and operating expenditures, to more closely align its cost structure with its reduced revenue levels and to improve its operating margins and cash flows. The Company also expects to lower its costs through a combination of production efficiencies and use of third-party providers. However, the Company is subject to certain risks similar to other companies serving the digital products and services market such as system performance problems due to technical difficulties, competition from other companies with possibly greater financial, technical, and marketing resources and the risks of executing on its current business plan.

On February 16, 2005 the Company entered into a definitive agreement to sell up to $4,000,000 of convertible debentures, common stock and warrants to Sunra Capital Holdings, Ltd. Under the agreement, Sunra purchased $2,000,000 of debentures and warrants to purchase 1,904,762 shares of common stock for cash and agreed to purchase between $1,000,000 and $2,000,000 of common stock at $0.1078 per share and receive warrants to purchase up to an additional 1,904,762 shares of common stock in a second closing subject to the approval by shareholders of a recapitalization proposal, including amendments to the articles of incorporation, at the Company's upcoming annual meeting on June 28, 2005. At the Annual Meeting, the Company’s common stockholders ratified and approved the recapitalization plan presented in the Company’s proxy statement. Accordingly, the holders of outstanding Series A Preferred Stock and the Company’s outstanding convertible debentures (with the exception of one debenture holder as discussed above) have converted their securities into shares of Common stock. In addition, the approval of the recapitalization plan satisfied the remaining condition for the sale by the Company of $2 million of Common stock. The conversion of the Series A preferred stock and convertible debentures and the closing of the financing occurred on July 27, 2005. For further information, refer to Forms 8-K filed on June 30, 2005 and August 2, 2005. Management believes that based on its financing plans noted above, its current cash balance, which includes cash from the sale of $2,000,000 of debentures in February 2005, and its current operational plans, the Company will have sufficient cash to fund its operations through at least the next twelve months.

Net cash used in investing activities was $511,000 in fiscal 2005 compared to $688,000 in fiscal 2004 and $256,000 in fiscal 2003. In fiscal 2005, 2004 and 2003, we purchased additional equipment to support our digital strategy.

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Net cash from financing activities was $4,041,000 for fiscal 2005 compared to net cash provided of $13,000 in fiscal 2004 and net cash used of $93,000 in fiscal 2003. Net cash from financing activities in fiscal 2005 was primarily due to the $4,000,000 in cash investments into equity during fiscal 2005.

As of September 24, 2005, our principal commitments consisted of obligations outstanding under non-cancelable leases and our settlement with the ITC.

	Fiscal	Fiscal	Fiscal	Fiscal	Fiscal	Future
	2006	2007	2008	2009	2010	Years

Lease	$189	$281	$307	$321	$337	$353

ITC	250	250	-	-	-	-
	$539	$531	$307	$321	$337	$353

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BUSINESS

PHOTOWORKS, INC: (“PhotoWorks” or the “Company”) is an internet based digital photo-publishing company. The company’s web based services allow PC and Mac users to create hard bound photo books, customized greeting cards, calendars, prints and other photography sourced products straight from their computers.

PhotoWorks was incorporated in Washington State in June 1976. The executive offices are located at 71 Columbia Street, Seattle, Washington 98104, and the telephone number is (206) 281-1390. References to PhotoWorks and the Company in this Prospectus include PhotoWorks, Inc., and its wholly-owned subsidiaries.

Forward-Looking Information

This prospectus contains forward-looking statements that relate to future events, product or service offerings or the future financial performance of the Company. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” or “continue” or the negative of such terms and other comparable terminology. These statements only reflect expectations and estimates of the Company's management. Actual events or results may differ materially from those expressed or implied by such forward-looking statements. Relevant risks and uncertainties include, among others, those discussed above under the heading “Risk Factors” and elsewhere in this report and those described from time to time in the Company's other filings with the Securities and Exchange Commission, press releases and other communications. All forward-looking statements contained in this report reflect PhotoWorks' expectations at the time of this report only, and the Company disclaims any responsibility to revise or update any such forward-looking statement except as may be required by law.

Overview

Fiscal year 2005 completes the restructuring phase of the 30 year old company. We successfully repositioned the Company from a legacy mail order film processing business to an internet based digital photo-publishing company. Sales of our new photo book products and other digital-photo publishing sales during the holiday season were strong and we believe the Company is well positioned to deliver on our growth objectives for fiscal year 2006.

•	Completed outsourcing of entire production & wrote off all assets related to legacy film processing business.
•	Significantly reduced operating cost
•	New capital structure including elimination of all long-term debts
•	New sales driven website
•	New product range and marketing capabilities
•	Completed new leadership team

Total net revenues decreased 32% to $13,723,000 in fiscal 2005 compared to $20,160,000 in fiscal 2004. The decrease in total net revenues is due to the industry-wide decline in film-based processing volumes, a trend which will continue. However, and more importantly, net revenues from digital-based processing increased in fiscal 2005 by 24% to $3,785,000 compared to $3,054,000 in fiscal 2004. Gross margin as a percentage of net revenues for fiscal 2005 increased to 28.7% compared to 27.6% in fiscal 2004.

The Company reported a net loss of $7,370,000, or a loss of $0.96 per share, for the fiscal year 2005 compared to a net loss of $1,672,000, or a net loss of $0.50 per share for the fiscal year 2004. Net loss for fiscal 2005 is the result of the decrease in total net revenues, unabsorbed overhead costs, valuation adjustments related to our recapitalization during 2005 and accruals for restructuring expenses related to the outsourcing of the entire production capacity, the move to new offices and losses on impairment of assets.

PhotoWorks embarked on a comprehensive restructuring plan in late 2003 upon the appointment of new CEO Philippe Sanchez. Following a three-step plan (“Stop the bleeding”, “Rebuild” and “Grow”), the management team completed the re-organization from a mail-order film processing business to a leading internet based photo-publishing service focused on the higher margin – and rapidly growing – digital photography market.

During the fiscal year 2005, PhotoWorks achieved five critical accomplishments:

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1)	Significantly lowered operating costs

The Company eliminated all production overhead costs by outsourcing its film processing operations during the 2nd and 3rd quarter 2005 and by outsourcing its digital print operation during the 4th quarter 2005. As of September 24, 2005, the Company employed a staff of 55 consisting primarily of web engineers, marketing professionals, customer service and a small administration department. This is down from 248 employees in October 2003, most of them were in manufacturing capacity. Furthermore, PhotoWorks has successfully terminated its lease of substantial excess manufacturing space and is re-locating to better and more efficient headquarters at lower costs. Costs related to the layoffs, shut down and write off of redundant process equipments as well as costs related to the move are provided for in the 4th quarter of 2005.

2)	Re-organized capital structure including elimination of all long-term debts

In July 2005, PhotoWorks secured shareholders approval for a recapitalization plan negotiated with the holders of the subordinated debt and holders of the preferred shares. This plan resulted in:

•	A $4 million cash investment;
•	The conversion of the existing $2.5 million subordinated debt to common stock;
•	The conversion of $12.5 million of Preferred Stock to common stock;
•	1:5 reverse common stock split in August 2005;

As a result, the Company emerged with a strengthened balance sheet, substantially free of long-term debt and a single class common stock capital structure.

3)	New sales driven website and new digital imaging platform

During 2005, PhotoWorks focused its web development efforts on improving the customer experience online and, in October 2005, launched a new service that significantly improves the ease of creating hardbound photo books for both PC and Mac users. Through the course of 2005, the Company also completed the migration of more than 275 million customer images to a cost efficient and highly scalable storage platform.

4)	New product range and marketing capabilities

In anticipation of the Holiday season, PhotoWorks unveiled a new line of unique books, industry defining signature cards and Photo Clutch™ - a small hardback photo book encased in a leather wallet. PhotoWorks’ products appeared in a variety of media including: The TODAY Show, the Washington Post, Real Simple Magazine, InStyle Magazine, PC Magazine and MacWorld.

5)	Completed new leadership team

PhotoWorks augmented its leadership team with the appointment of Werner Reisacher as Vice President and Chief Financial Officer in June 2005. Reisacher joined Tom Kelley, VP and CMO and Jerry Barber, VP and CTO who joined the team in 2004. Sixteen key management positions were also filled in 2005 and two directors joined a newly restructured Board.

Business Outlook

Fiscal year 2005 marks the completion of the restructuring phase, where the Company’s focus was on disbanding the legacy film business, streamlining its operations and building its core competencies in the digital photo-publishing business. Looking ahead, management believes PhotoWorks is well positioned to gain share in the rapidly growing digital photography market and will focus its effort on accelerating growth in fiscal year 2006 while continuing to optimize operations for sustained performance.

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Operating Strategy

The principal elements of our operating strategy are the introduction of innovative, convenient, easy-to-use digital services and products and a commitment to service and customer satisfaction. We will continue to emphasize excellent service, professional quality, and convenience rather than try to be a low-price provider.

Management believes that providing high-quality services to the digital market is the key driver to our success. We believe that consumers will continue to convert from traditional film-based cameras to digital cameras. We will seek opportunities to transition our operations to focus on digital services and products.

We have structured our operations so that all of our product processing and delivery has been outsourced to third party vendors. We believe this strategy will allow us to grow our business without significant additional capital investment for plant and equipment and to adjust our expense structure rapidly to match our revenues.

We believe that PhotoWorks can distinguish itself from its competitors through product differentiation. We believe that our complementary value-added services and products, including Custom Photo Books, Signature Photo Cards and keepsakes, promote customer loyalty and increase customer demand. Our commitment to ease of use and expanded service and product offerings is intended to support this strategy.

Products and Services

PhotoWorks offers a variety of unique high-quality products and services through which it seeks to differentiate itself from its competitors. Our online services offer immediate viewing and sharing of images online and quick turnaround for products and we believe we are highly competitive in this market. Mail-order photofinishing is generally longer than many alternative sources for photofinishing services and turnaround time for traditional mail-in processing services remains a competitive disadvantage for us.

PhotoWorks has an established tradition of service and product innovation for both traditional and digital camera users. Our Signature Photo Cards are differentiated from other online offerings by their high-end design and professional quality and our Custom Photo Books allow consumers to easily custom design online a personal memento of photographic memories into a professionally printed and bound book.

Customer Service and Support

The direct-to-consumer photofinishing business involves contacts with a large number of customers. We believe that customer satisfaction is critical to our ongoing success. PhotoWorks has a 100% satisfaction-guarantee policy under which we will provide a full refund if a customer's complaint cannot otherwise be resolved. As of September 24, 2005, we had a customer service staff of 15. These personnel have direct access to our database and are trained to promote certain of our services and products, as well as to answer questions regarding order status and use of PhotoWorks' digital and online services.

PhotoWorks maintains a website on the Internet (www.photoworks.com). Our current website incorporates state of the art technology with an easy to use and intuitive user experience. While online, customers may use the PhotoWorks(TM) service to privately upload, view, store, share, manage or email their photos to friends and family, and order PhotoWorks' Custom Photo Books and Signature Photo Cards, as well as keepsakes, prints and reprints. Customers may also obtain the status of their orders, access answers to frequently asked questions, and send email messages to customer service.

Technology Systems

We have implemented technology to support customer order processing, image archiving, and Internet accessibility. These services and systems use a combination of proprietary technologies and commercially available, licensed technologies. Internal development is focused on creating and enhancing the specialized, proprietary software that is unique to the business. We use a set of applications for:

•	Accepting and validating customer orders
•	Archiving images
•	Internet image viewing, ordering prints and other products

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•	Managing shipment of products to customers based on various ordering criteria

Systems are designed based on industry standard architectures and have been designed to reduce downtime in the event of outages or catastrophic occurrences. The systems provide a 24-hour-a-day, seven-day-a-week availability. We use load balancing systems and redundant servers to provide for fault tolerance.

The market in which PhotoWorks competes is characterized by rapidly changing technology, evolving industry standards, frequent new service and product announcements and enhancements, and changing customer demands. Accordingly, future success will depend on our ability to:

•	Adapt to rapidly changing technologies
•	Adapt services to evolving industry standards
•	Continually improve the performance, scalability, features, and reliability of service in response to competitive service and product offerings and evolving demands of the marketplace

Failure to adapt to such changes would have a material adverse effect on our business, results of operations, and financial condition.

Historically, PhotoWorks’ software architecture was based on IBM proprietary software modules. During the fiscal year 2004, the Company started to develop an integrated front end web application and a back end data processing system. The application is JAVA based and includes an image file storage application, an e-commerce front end and fulfillment module and an integrated SQL based database application. The migration to this new software platform was completed during the fourth quarter of 2005.

Competition

PhotoWorks faces competition in the consumer digital and photofinishing market from other online and direct marketers. We also face competition in other distribution channels from companies that provide digital and photo finishing services on a wholesale basis to independent retail outlets, and from mass merchant retail outlets (such as Wal-Mart and Costco), many of which provide photofinishing services within hours. The largest of the wholesale Photofinishers are Qualex Inc. and Fuji TruColor, Inc. Management believes that the largest mail order photofinisher is District Photo Inc. (dba York, Clark Labs, Mystic Color Lab and Snapfish). We also face competition in the online digital market with competitors such as KodakGallery.com (a Kodak Company) and Shutterfly. Many of our competitors have substantially greater financial, technical, and other resources than PhotoWorks.

We believe that our success in the digital and photography industry will be based on our ability to generate brand awareness through the introduction of innovative and differentiated products and services such as our Signature Photo Cards and Custom Photo Books. We offer premium quality and competitive prices for our digital and film-based print services. Other competitors can and do provide similar services and products. There are no significant proprietary or other barriers to entry into the digital or consumer photofinishing industry.

The digital photography industry is characterized by rapidly evolving technology and consumer demand for services and products. The introduction of photographic services and products involving new technologies could render existing services and products obsolete. Our future success will depend on our ability to adapt to new technologies and develop new or modify existing services and products to satisfy evolving consumer needs. For example, the commercialization of digital imaging technologies is having an adverse impact on the photofinishing industry and has among other factors, accounted for our declines in revenues. The development of new technologies or any failure by us to anticipate or successfully respond to such developments could have a material adverse effect on our business, financial condition and operating results. See “Risk Factors.”

Proprietary Technology

We currently market our services and products under registered and common-law trademarks and service marks, including PhotoWorks®, Seattle FilmWorks®, PhotoMail®, PhotoStreamer®, Photo Clutch ™, Pictures On Disk™, and Pictures On Disk on CD™. See “Risk Factors.”

We consider a large portion of our website and infrastructure processes to be proprietary. We make limited patent filings, in part to avoid disclosure of our competitive strengths. However, we do attempt to protect our proprietary

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rights through a combination of copyright, trademark and trade secret laws, employee and third-party nondisclosure agreements, restricting access to certain portions of our premises, and contractual restrictions on use and disclosure in our end-user licenses. The legal and practical enforceability and extent of liability for violations of license agreements are unclear.

This prospectus contains trademarks other than those of PhotoWorks.

Governmental Regulation

PhotoWorks' operations, including transmission of digital images over the Internet, are subject to regulation by the U.S. Postal Service, the Federal Trade Commission, and various state, local, and private consumer protection and other regulatory authorities. In general, these regulations govern the manner in which orders may be solicited, the form and content of advertisements, privacy issues, information which must be provided to prospective customers, the time within which orders must be filled, obligations to customers if orders are not shipped within a specified period of time and the time within which refunds must be paid if the ordered merchandise is unavailable or returned. Congress has enacted legislation to specifically regulate online commerce and communications and has addressed such issues as the transmission of certain materials to children, intellectual property protection, taxation, and the transmission of sexually explicit material. In addition, some states have enacted legislation that makes the transmission of certain kinds of information, such as obscene content and information that facilitates the commission of criminal acts, a crime.

Legislation enacted by Congress and the state legislatures could result in additional regulation or prohibition of the transmission of certain types of content over the Internet or in the imposition of taxes or fees on transactions conducted over the Internet. This could result in significant potential liability to PhotoWorks, as well as additional costs and technological challenges in complying with mandatory requirements. See “Risk Factors.”

Environmental Compliance

As of November 7, 2005, all of our photofinishing is provided by third party vendors. Prior to that date, our photofinishing operations involved the use of several chemicals which are subject to federal, state and local governmental regulations relating to the storage, use, handling and disposal of such chemicals. We actively monitored our compliance with applicable regulations and work with regulatory authorities to ensure compliance. To the best of our knowledge, we have never received a significant citation or fine for failure to comply with applicable environmental requirements. We decommissioned and outsourced our film processing facility during fourth quarter 2005 and are in the process of getting the remaining production facility decommissioned.

Employees

As of February 7, 2005, PhotoWorks had 55 employees, of whom approximately 13 were in administration, 8 in marketing and business development, 19 in technology and development and 15 in customer service. None of our employees are covered by a collective bargaining agreement, and we believe relations with our employees are good.

Legal Proceedings

We were a defendant in a claim filed by Fuji Photo Film Co., Ltd., with the International Trade Commission. Fuji alleged that a number of companies, including the Company’s OptiColor subsidiary, violated patents held by Fuji on single-use cameras by bringing recycled single-use cameras into the United States for resale. The ITC Commissioners issued a final order in June 1999 prohibiting PhotoWorks and our subsidiaries from importing and selling imported recycled single-use cameras.

In 2002, the ITC determined that we violated the ITC’s previous order through the importation and sale of certain newly manufactured reloadable cameras. We were assessed a penalty of $1.6 million and in September 2003, we negotiated a settlement agreement with the ITC to reduce the penalty to a total of $1,000,000. The settlement included a payment schedule of $250,000 in each of the four years beginning in July 2004.

We are also involved in various routine legal proceedings in the ordinary course of our business.

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DIRECTOR AND EXECUTIVE OFFICERS

Our directors and executive officers are as follows:

Name	Age	Position
Philippe Sanchez	41	President/Chief Executive Officer/Director
Paul B. Goodrich	59	Director
Matthew A. Kursh	40	Director
Mark L. Kalow	50	Director
Joseph Waechter	52	Director
Edward Holl	46	Director
Gerald R. Barber	54	Vice President/Chief Information Officer
Thomas J. Kelley	37	Vice President/Chief Marketing Officer
Michael F. Lass	51	Vice President Operations
Werner Reisacher	64	Chief Financial Officer/Chief Accounting Officer
		/Corporate Secretary

The principal occupations and brief summary of the background of each director and executive officer are as follows:

Philippe Sanchez has been the President and Chief Executive Officer since October 2003. From 2001 to 2003, Mr. Sanchez was senior Vice President of Marketing at Getty Images, a leading imagery company, where he managed worldwide strategic brand initiatives. From 1995 to 2001, Mr. Sanchez worked for Nike, Inc. serving in various general management, product marketing and merchandising roles in Europe, Asia and the Americas. From 1993 to 1995, Mr. Sanchez served as a licensing manager for Disney’s Consumer Products Europe and Middle East out of the company’s European headquarters in Paris.

Paul B. Goodrich became a director in February 2000. Mr. Goodrich is a Managing Director of Madrona Venture Group, L.L.C., an early-stage venture capital firm focused on the Internet economy in the Northwest. Mr. Goodrich was formerly the Seattle Partner for a Chicago-based venture capital firm and a Partner with Perkins Coie, a Seattle law firm. He is a director of Sharebuilder Corporation.

Mark L. Kalow became a director in May 2004. Mr. Kalow co-founded and served as COO and CFO at Live Picture, Inc. in 1993. He also served as Interim CEO to sell Live Picture to MGI Software (transaction closed in June 1999). More recently, Mr. Kalow co-managed the U.S. venture capital activities of a major Japanese strategic software and services investor, Trans Cosmos USA. His experience also includes management positions in finance, product management and marketing at IBM, and as vice president of telecommunications for two years at Chase Manhattan Bank.

Matthew A. Kursh became a director in April 2000. Mr. Kursh started his career as president and co-founder of Clearview Software, which he sold to Apple Computer in 1989. Mr. Kursh then co-founded and was CEO of eShop Corporation, one of the first companies to offer platforms and services for online shopping. eShop’s customers included such leading companies as AT&T, Tower Records, Spiegel, 1-800-Flowers and the Good Guys. eShop was later acquired by Microsoft where Mr. Kursh ran Sidewalk, HomeAdvisor and MSN.com. Mr. Kursh left Microsoft in 1999 to focus on creative projects and work with start-up companies.

Joseph Waechter became a director in August 2005. Mr. Waechter has served as a director and the President of Sunra Capital Holdings, Ltd., an investment firm, since May 2002. He is also the Managing Partner of California Pacific Capital, LLC. Since 1998, he has been a director of Merchants Group International, an investment firm. From 1989 to December 1997, Mr. Waechter served as Chairman and Chief Executive Officer of United Micronesia Development Association, Inc., a holding company with investments in the tourism, telecommunications and airline industries. During that period, he served as a Director of Continental Micronesia, Inc., a commercial airline. From 1994 to 1997, Mr. Waechter served as Chairman, Chief Executive Officer and a Director of Danao International Holdings, a developer of golf, hotel and resort projects in Vietnam. From 1972 to 1987, Mr. Waechter served in a number of positions with DHL Worldwide Express, an international air express delivery company, including President and Chief Executive Officer from 1983 through 1987. Mr. Waechter holds a B.A. degree from San Francisco State University.

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Edward C. Holl became a director of the Company in October 2005. He currently serves as President of California Atlantic Limited Inc., and Managing Member of Matinicus Capital Management LLC, both private investment firms. He also serves in various adversary roles to private companies in which he invests as a private investor.  Prior to this, Mr. Holl served as senior executive of Merchants Group International, a California based private equity firm.  Mr. Holl has 25 years experience in the financial industry having held various executive and non-executive positions since 1982. He started his career with Bateman Eichler Hill Richard Inc. of Los Angeles, where he co-founded the firm’s first investment management group which accumulated over $1 Bullion in assets after three year of launch between 1986 and 1989.  Mr., Holl was a Senior Vice President with Shearson Lehman Brothers between 1990 and 1993 and later on Chairman and CEO of two smaller broker dealers in northern California. Mr. Holl has held a variety of board and advisory positions since 1982. Mr. Holl received a BA from Occidental College in Los Angeles, a C.E.P. from the Institut D'Études Politiques de Paris in France and an MBA from the Anderson Graduate School of Management at the University of California, Los Angeles.

Gerald R. Barber joined PhotoWorks in May 2004 after PhotoWorks acquired assets of PhotoAccess Technologies. Mr. Barber, who served as President and CEO of PhotoAccess, has more than 25 years of experience in digital imaging and Internet development in the software industry. Before co-founding PhotoAccess, Mr. Barber was Senior Director of Core Technology at Adobe, where he was responsible for delivering key technology components for all of Adobe's products. He also served as Adobe's Director of Technology Integration, and was a founding member of several key industry consortiums including the Digital Imaging Group and Object Management Group. He holds a PhD in Electrical Engineering and Computer Science from the Massachusetts Institute of Technology.

Thomas J. Kelley was appointed PhotoWorks’ Chief Marketing Officer in June 2004. Before joining PhotoWorks, Mr. Kelley was General Manager of Consumer Marketing for RealNetworks where he was responsible for creating marketing strategies and customer acquisition programs for RealNetworks' industry-leading subscription services including RealRhapsody, SuperPass, and RealPlayer. Mr. Kelley's credentials also include more than 10 years of advertising agency experience at two of the industry's premier creative agencies. Mr. Kelley led business development and account management for OWNP Advertising in San Francisco. Prior to that, he spent 7 years at Wieden + Kennedy managing the Nike account.

Michael F. Lass has been a Vice President since September 1988 and is currently serving as Vice President of Operations. Mr. Lass joined PhotoWorks in 1984 as Manager of Operations. From 1982 to 1984, Mr. Lass was Vice President and General Manager of Breezin’ Sportswear, a manufacturer and marketer of sportswear, and, from 1980 to 1982, General Manager and a director of Mountain Safety Research, Inc., a manufacturer of outdoor recreational products.

Werner Reisacher has been the Chief Financial Officer, Chief Accounting Officer and Corporate Secretary since June 2005. Mr. Reisacher brings more than 30 years of executive-level international experience in both the private and public sectors. Prior to joining PhotoWorks, her held the senior financial positions of CFO, Corporate Controller and Treasurer for such major U.S. and European corporations as: DHL-Danzas, SwissAir, Raytheon and GTE. Mr. Reisacher has extensive experience in re-engineering of systems and procedures, value based management solutions, Sarbanes Oxley, and Merger and Acquisition projects. A native of Switzerland, he is fluent in English, German, and French, and is passionate about photography

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EXECUTIVE COMPENSATION

The following table sets forth certain information concerning the compensation paid by the Company for services rendered during fiscal years 2005, 2004 and 2003 to any person who served as Chief Executive Officer during fiscal 2005, and executive officers of the Company whose total salary and bonus exceeded $100,000 in fiscal 2005 (the “Named Executive Officers”):

Summary Compensation Table
		Annual Compensation		Long-term Compensation Awards
Name and Principal Position	Fiscal Year	Salary	Bonus	Securities Underlying Options	All Other Compensation(1)
Philippe Sanchez (2) President/CEO, and Director	2005 2004	$251,681 209,540	$67,500 0	873,400 200,000	$2,390 2,029
Thomas Kelley, Vice President/Chief Marketing Officer(3)	2005 2004	$168,750 50,135	0 0	200,000 40,000	$1,866 467
Gerald R. Barber, Vice President/Chief Information Officer (4)	2005 2004	$160,268	$25,500	235,000 55,000	$1,866 557
Michael F. Lass Vice President-Operations	2005 2004 2003	$162,295 162,310 175,362	0 0 36,450	0 0 45,000	$1,866 1,622 7,123

(1) These amounts represent Company contributions to the PhotoWorks 401(k) Plan and       payments for term life insurance, short-term disability insurance and long-term disability insurance.

(2) Mr. Sanchez was appointed President/CEO and Director on October 20, 2003.

(3) Mr. Kelley joined the Company in June 2004.

(4) Mr. Barber joined the Company in May 2004.

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Employment Agreements

The Company and Mr. Philippe Sanchez are parties to an employment agreement dated October 3, 2003 (the “agreement”). Under terms of the agreement, Mr. Sanchez will receive a base annual salary of $225,000. Upon certain conditions, Mr. Sanchez’s salary will increase to $300,000 per year. Mr. Sanchez will also participate in a performance bonus program of up to 60% of base salary. The performance bonus plan provides financial incentives based on the Company’s results compared to financial and other metrics established by the Compensation Committee and approved by the Board of Directors.

As a hiring incentive, Mr. Sanchez received a stock option grant of 150,000 shares of Common Stock at an exercise price equal to the fair market value of the shares on the date the option was granted with a vesting period equal to four years. In addition, Mr. Sanchez received a stock option grant for 50,000 shares of Common Stock at an exercise price of $0.01. These shares vested in full at the one-year anniversary of the grant date. Vesting of the stock options is subject to continued employment with PhotoWorks. Vesting may accelerate in certain instances.

Option Grants in Last Fiscal Year

The Company has stock option plans pursuant to which options to purchase Common Stock are granted to officers and key employees of the Company. The following tables show stock option grants and exercises pertaining to the named Executive Officers of the Company during fiscal 2005, and the year-end potential realizable value of all their outstanding options. The vesting of options may be accelerated at the discretion of the administrator of the option plans.

Individual Options Granted

	Number of Securities Underlying Options Granted (1)	% of Total Options Granted to Employees in Fiscal Year	Exercise Price (2)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation For Exercise Expiration (3) 5% 10%

Philippe Sanchez	873,400	30.9%	$.71	8/31/15	$960,740	$1,458,578
Thomas Kelley	200,000	7.1%	$.71	8/31/15	220,000	334,000
Gerald R. Barber	185,000	6.5%	$.71	8/31/15	203,500	308,950
Michael F. Lass	141,000	5.0%	$.71	8/31/15	155,100	235,470

(1)

The Company's stock option plans are administered by the Compensation Committee of the Board of Directors, which determines to whom options are granted, the number of shares subject to each option, the vesting schedule and the exercise price. Options granted to officers or directors of the Company from the Company’s 2005 Stock Incentive Compensation Plan may be exercised for a period of three months following termination of employment.

(2)

All options are granted with an exercise price equal to the fair market value of the Company’s Common Stock on the date of grant. The exercise price may be paid by delivery of shares already owned by the option holder with a market value equal to the aggregate exercise price. With the permission of the Compensation Committee, the exercise price may also be paid by withholding shares that would otherwise be received by the option holder.

(3)

Potential realizable value is based on the assumption that the stock price of the Common Stock appreciates at the annual rate shown (compounded annually) from the date of grant until the end of the five year option term. These values are calculated based upon requirements of the Securities and Exchange Commission and do not reflect the Company’s estimate or projection of future stock price performance. The actual value realized may be greater or less than the realizable value set forth in this table.

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Aggregate Option Exercises in Last Fiscal Year and Fiscal Year End Option Values

The following table sets forth certain information as of September 24, 2005, regarding options to purchase Common Stock held as of September 25, 2004, by each of the Named Executive Officers, as well as the exercise of such options during the fiscal year ended September 24, 2005. In addition, the following table reports the values for in-the-money options, which values represent the positive spread between the exercise price of such options and the fair market value of the Company’s Common Stock as of September 24, 2005.

	Shares Acquired Upon Exercise	Value Realized (1)	Number of Securities Underlying Unexercised Options at September 24, 2005 (2) Exercisable Unexercisable		Value of Unexercised In-the-Money Options at September 24, 2005 (3) Exercisable Uexercisable
Philippe Sanchez	0	$0	493,350	580,050	$30,500	0
Thomas Kelley	0	$0	114,166	125,834	0	0
Gerald R. Barber	0	$0	146,250	93,750	8,550	0
Michael F. Lass	0	$0	91,500	108,500	500	0

(1)

Value realized is calculated by subtracting the exercise price of the option from the market value of a share of the Company’s Common Stock on the date of exercise and multiplying the difference thereof by the number of shares purchased.

(2)	Future exercisability is subject to vesting and the option holder remaining employed by the Company.
(3)

Value is calculated by subtracting the exercise price of the option from the market value of a share of the Company's Common Stock as reported on the Over The Counter Bulletin Board (OTCBB) on September 24, 2005 and multiplying the difference thereof by the number of shares.

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Ten Year Option Repricings

On August 9, 2005, the Board of Directors authorized the repricing of certain outstanding stock options of the Company. The Company has not previously repriced any options. The table below provides information regarding the effect of such repricing on all persons who were executive officers of the Company during the last ten fiscal years.

Name	Date	# of Securities Underlying Options Repriced	Market Price of Stock at Time of Repricing	Exercise Price at Time of Repricing	New Exercise Price	Length of Original Option Term Remaining at Date of Repricing
Philippe Sanchez	August 31, 2005	150,000	$.071	$2.75	$0.71	5 years
Thomas Kelley	August 31, 2005	40,000	0.71	2.10	0.71	6 years
Gerald R. Barber	August 31, 2005	40,000	0.71	2.50	0.71	6 years
Michael F. Lass	August 31, 2005	25,000	0.71	3.30	0.71	2 years

Upon completion of the Company’s recapitalization plan in July 2005, the Board of Directors granted additional options to management to reflect the effects of the dilution caused by the recapitalization plan and to provide meaningful equity incentives to senior management. In determining the size of these additional grants, the Board of Directors reviewed the existing options held by senior management and the exercise prices of those grants. Since many options held by management had exercise prices substantially higher than the current market value, the Board of Directors decided to reprice those options to current market value and to reduce the number of additional options that management was awarded. This had the effect of reducing the total number of options outstanding and of reserving additional authorized options for future grant.

Compensation Committee of the Board of Directors

Paul B. Goodrich

Matthew Kursh

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

AND RELATED STOCKHOLDER MATTERS

The following table sets forth information, as of February 27, 2006, with respect to all shareholders known by the Company who beneficially own more than five percent (5%) of the Company’s Common. Except as noted below, each person or entity has sole voting and investment power with respect to the shares shown.

Name and Address	Amount and Nature of Beneficial Ownership	Percent of Class
Common Stock
California Pacific Capital L.L.C. (1) Sunra Holdings, Ltd. Joseph Waechter Suite 1500 50 California Street San Francisco, CA 94111	6,468,271	31.75
Matinicus LP (2) Edward Holl John P. Zinn 51 West 95th Street New York, NY 10025	4,590,143	22.63
The Tahoma Fund, L.L.C. (3) Orca Bay Capital Corporation Orca Bay Partners, L.L.C. Stanley McCammon John E. McCaw, Jr. Ross Chapin P.O. Box 21749 Seattle, WA 98111	2,766,248	13.97
Madrona Venture Fund I-A, L.P. (4) Madrona Venture Fund I-B, L.P. Madrona Managing Director Fund L.L.C. Madrona Investment Partners L.L.C. Paul Goodrich 1000 2nd Avenue – Suite 3700 Seattle, WA 98104	1,383,124	6.99

(1)

The registered holder of these securities is Sunra Holdings, Ltd. California Pacific Capital controls Sunra and Joseph Waechter controls California Pacific Capital. The amount shown includes warrants to purchase 580,952 shares of common stock.

(2)	Mr. Holl and Mr. Zinn are the managers of entities that control Matinicus LP. The amounts shown include warrants to purchase 487,142 shares of common stock.
(3)

Orca Bay Partners, L.L.C., (“Orca Bay”) is the Manager of The Tahoma Fund, L.L.C., (“Tahoma”). Orca Bay Capital Corporation (“OBCC”), Stanley McCammon (“McCammon”), John E. McCaw, Jr. (“McCaw”), and Ross Chapin (“Chapin”) are all affiliates of Orca Bay.

(4)

Madrona Investment Partners, L.L.C., (“Madrona”) is the Manager of the Madrona Venture Fund I-A, L.P., Madrona Venture Fund I-B, L.P., and Madrona Managing Director Fund, L.L.C. Mr. Goodrich is an affiliate of Madrona.

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The following chart indicates ownership of the Company’s Common Stock and of options and warrants that are currently exercisable or exercisable within 60 days of February 27, 2006 by each director of the Company, each Named Executive Officer, and by all directors and executive officers as a group, all as of February 27, 2006.

Directors:	Age	Common Stock	Options and Warrants	Percent of Class
Philippe Sanchez	41	0	494,350	2.44
Edward C. Holl (1)	46	4,103,000	487,142	22.63
Paul B. Goodrich (2)	59	1,383,124	0	6.99
Matthew A. Kursh	40	0	21,250	*
Mark Kalow	50	0	0	*
Joseph Waechter (3)	52	5,887,319	580,952	31.75
Additional Named Executives:
Thomas Kelley	36	0	114,166	*
Gerald R. Barber	54	95,336	146,250	1.21
Michael F. Lass	50	0	91,500	*
All current directors and named executive officers as a group (10 persons)		11,468,779	1,315,094	60.56

* Percent of class is less than 1%

1.	Shares and warrants are owned by Matinicus LP, of which Mr. Holl is a controlling person.
2.	Shares are owned by funds of which Mr. Goodrich is a controlling person.
3.	Shares and warrants are owned by Sunra Holdings, Ltd., of which Mr. Waechter is a controlling person.

Equity Compensation Plan Information

In millions (except per share amounts)
Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))

Equity compensation plans approved by security holders	2,606,357.71		1,649,550
Equity compensation plans not approved by security holders	150,000.71		0

Total	2,756,357		1,649550

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1999 Employee Stock Option Plan. In October 1999, the Company’s board of directors adopted the 1999 Employee Stock Option Plan, or 1999 Employee Plan, which provides for discretionary grants of non-qualified stock options to non-officer employees and other service providers. A total of 160,000 shares of common stock have been reserved for issuance under the 1999 Employee Plan. As of September 24, 2005, all of the options available under the 1999 Employee Plan had been granted.

Options under the 1999 Employee Plan expire between five and seven years from the grant date and each option has an exercise price of not less than the fair market value of the Company’s stock on the date the option is granted. The options granted under the 1999 Employee Plan generally vest over three to four years. In the event of termination of an optionee’s employment with the Company, vesting of options will stop and the optionee may exercise vested options for a specified period of time after the termination. Upon certain changes in control of the Company, options may vest as determined by the Plan Administrator, or unless the acquiring company assumes the options or substitutes with comparable options.

Option Grant-Philippe Sanchez. On October 17, 2003, the Company’s board of directors granted 150,000 options as a one-time grant to recruit the Company’s President and Chief Executive Officer. The options granted to Mr. Sanchez vest over four years and expire seven years from the grant date. The option has an exercise price of $2.75 which was the fair market value of the Company’s stock on the date the option was granted. In the event of termination of an optionee’s employment with the Company, vesting of options will stop and the optionee may exercise vested options for a specified period of time after the termination. Upon certain changes in control of the Company, options may vest as determined by the Plan Administrator. On August 9, 2005, the Board of Directors authorized the repricing of these options effective August 31, 2005 to a new exercise price of $0.71.

2005 Equity Incentive Plan. At the shareholders’ meeting held on June 28, 2005, the Company’s shareholders approved the creation of the 2005 Equity Incentive Compensation Plan (“2005 Plan”) and authorized the grant of options and restricted stock rights for 4,000,000 shares of common stock. As of September 24, 2005, there were options to purchase 2,350,450 shares outstanding and 1,649,550 shares available for awards under the 2005 Plan.

For fiscal 2005, all options under the 2005 Plan expire ten years from the grant date and each option has an exercise price of not less than the fair market value of the Company’s stock on the date the option is granted. The options granted under the 2005 Plan generally vest over three to four years. In the event of termination of an optionee’s employment with the Company, vesting of options will stop and the optionee may exercise vested options for a specified period of time after the termination. Upon certain changes in control of the Company, options may vest as determined by the Plan Administrator, or unless the acquiring company assumes the options or substitutes with comparable options.

CERTAIN TRANSACTIONS

The Company and Mr. Sanchez have entered into an employment agreement as more fully described under “Employment Agreements”.

Mr. Joseph Waechter, one of our directors, is the President of Sunra Capital Holdings, Ltd. (“Sunra”). Sunra is a major stockholder of PhotoWorks, and was a party to the recapitalization transactions previously disclosed by PhotoWorks on Forms 8-K filed on February 23, 2005 and August 2, 2005 and Form 10-Q filed on August 11, 2005. Sunra purchased a subordinated convertible note on February 16, 2005 and received 3,734,566 shares of the Company’s common stock upon conversion of such note on July 27, 2005. Sunra also received a warrant to purchase 333,333 shares of the Company’s common stock at an exercise price of $1.05 per share in connection with its February 16, 2005 note investment. On July 27, 2005, Sunra purchased an additional 2,411,874 shares of the Company’s common stock at a purchase price of $.539 per share for an aggregate purchase price of $1,300,000.09 and received a warrant to purchase 247,619 shares of common stock at an exercise price of $1.05 per share.

On July 27, 2005, Andrew T. Waechter, the brother of Joseph Waechter, purchased 185,529 shares of common stock at a purchase price of $.539 per share for an aggregate purchase price of $100,000.14 and received a warrant to purchase 19,048 shares of common stock at an exercise price of $1.05 per share.

Edward Holl, one of our directors, is an affiliate of Matinicus LP (“Matinicus”). Matinicus is a major stockholder of PhotoWorks and was a party to the recapitalization transactions the Company completed on July 27, 2005. On such date, a subordinated convertible debenture held by Matinicus converted into 4,103,001 at a rate of $.55 per share. Matinicus also received a warrant to purchase 409,436 shares of the Company’s common stock at an exercise price of $1.10 per share in connection with such debenture conversion. Mr. Holl is also the managing partner of H-Z

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Partners LLC (“H-Z Partners”). H-Z Partners is a stockholder of PhotoWorks and was a party to the recapitalization transactions the Company completed on July 27, 2005. On such date, a subordinated convertible debenture held by H-Z Partners converted into 182,201 at a rate of $.55 per share. H-Z Partners also received a warrant to purchase 18,182 shares of the Company’s common stock at an exercise price of $1.10 per share in connection with such debenture conversion. Mr. Holl also serves as the sole director and an executive officer of California Atlantic Ltd. Inc. (“California Atlantic”). In connection with the recapitalization transactions, California Atlantic was issued 74,212 shares of common stock on February 16, 2005, as well as a warrant to purchase 47,619 shares of common stock on February 16, 2005 at an exercise price of $1.05 per share. On July 27, 2005, California Atlantic was also issued an aggregate of 18,553 shares of common stock and warrants to purchase an aggregate of 11,905 shares of common stock at an exercise price of $1.05 per share in connection with the recapitalization transactions.

Mr. Paul Goodrich, one of our directors, is a managing director of Madrona Venture Group, LLC, which is the investment manager of Madrona Venture Fund I-A, L.P., Madrona Venture Fund I-B, L.P. and Madrona Managing Director Fund, LLC. The Madrona funds are major stockholders of PhotoWorks and were parties to the recapitalization transactions the Company completed on July 27, 2005. Madrona Venture Fund I-A, L.P. exchanged 4,032 shares of Series A Preferred Stock for 1,115,352 shares of common stock in the recapitalization transaction, Madrona Venture Fund I-B, L.P. exchanged 465 shares of Series A Preferred Stock for 128,630 shares of common stock and Madrona Managing Director Fund, LLC exchanged 503 shares of Series A Preferred Stock for 139,142 shares of common stock.

DESCRIPTION OF SECURITIES

The following statements are qualified in their entirety by reference to the detailed provisions of our Certificate of Incorporation and Bylaws. The shares registered pursuant to the registration statement of which this prospectus is a part are shares of common stock, all of the same class and entitled to the same rights and privileges as all other shares of common stock.

Common Stock

We are presently authorized to issue 101,250,000 shares of $.01 par value common stock. The holders of our common stock are entitled to equal dividends and distributions, per share, with respect to the common stock when, as and if declared by the Board of Directors from funds legally available therefor. No holder of any shares of our common stock has a pre-emptive right to subscribe for any of our securities nor are any common shares subject to redemption or convertible into other securities. Upon our liquidation, dissolution or winding up, and after payment of creditors and preferred stockholders, if any, the assets will be divided pro-rata on a share-for-share basis among the holders of the shares of common stock. All shares of common stock now outstanding are fully paid, validly issued and non-assessable. Each share of common stock is entitled to one vote with respect to the election of any director or any other matter upon which shareholders are required or permitted to vote. Holders of our common stock do not have cumulative voting rights, so that the holders of more than 50% of the combined shares voting for the election of directors may elect all of the directors, if they choose to do so and, in that event, the holders of the remaining shares will not be able to elect any members to the Board of Directors.

Preferred Stock

We are also presently authorized to issue 2,000,000 shares of $.01 par value preferred stock. Under our Articles of Incorporation, as amended, the Board of Directors has the power, without further action by the holders of the common stock, to designate the relative rights and preferences of the preferred stock, and issue the preferred stock in such one or more series as designated by the Board of Directors. The designation of rights and preferences could include preferences as to liquidation, redemption and conversion rights, voting rights, dividends or other preferences, any of which may be dilutive of the interest of the holders of the common stock or the preferred stock of any other series. The issuance of preferred stock may have the effect of delaying or preventing a change in control without further shareholder action and may adversely effect the rights and powers, including voting rights, of the holders of common stock. In certain circumstances, the issuance of preferred stock could depress the market price of the common stock. The Board of Directors effects a designation of each series of preferred stock by filing with the Washington Secretary of State a Certificate of Designation defining the rights and preferences of each such series. Documents so filed are matters of public record and may be examined in accordance with procedures of the Washington Secretary of State, or copies thereof may be obtained from us.

34

Warrants

The Company presently has warrants to purchase an aggregate 804,541 shares of common stock outstanding.

Transfer Agent

Mellon Shareholder Services, Inc. is the transfer agent and registrar for the Company’s outstanding common stock.

CHANGE IN CERTIFYING ACCOUNTANTS

On July 28, 2004, Ernst & Young LLP notified the Company that the auditor-client relationship between the Company and E&Y would terminate upon the issuance of Ernst &Young’s auditor’s report on the consolidated financial statements of the Company for the fiscal year ending September 25, 2004. Ernst &Young LLP issued its audit report on December 23, 2004, and thus Ernst &Young’s resignation became effective on that date. The Audit Committee of the Company’s Board of Directors was informed of, but did not recommend or approve Ernst &Young’s resignation.

The reports of Ernst & Young LLP on the Company’s financial statements for the past two fiscal years did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles, except that the audit report dated October 29, 2004 (except Note B, as to which the date is December 22, 2004) included an emphasis paragraph regarding uncertainties as to the ability of the Company to continue as a going concern. In connection with the audits of the Company’s financial statements for each of the two fiscal years ended September 25, 2004, there were no disagreements with Ernst & Young LLP on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures which, if not resolved to the satisfaction of Ernst & Young LLP, would have caused Ernst & Young LLP to make reference to the matter in their report. There were no “reportable events” as that term is described in Item 304(a)(1)(v) of Regulation S-K.

On February 28, 2005, the Company engaged Williams & Webster, P.S., to conduct the audit of its financial statements for fiscal 2005.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of us pursuant to the above provisions, or otherwise, we have been advised that in the opinion of the Securities Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

See “Indemnification of Directors and Officers.”

LEGAL MATTERS

Heller Ehrman LLP, Seattle, Washington, will pass on the validity of the common stock offered in this offering.

EXPERTS

Williams & Webster, P.S., independent registered public accountants, have audited our consolidated financial statements and schedule for the year September 24, 2005, as set forth in their report, which is included in this prospectus and elsewhere in the registration statement. Such consolidated financial statements and schedule are included herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedule at September 25, 2004, and for each of the two years in the period ended September 25, 2004, as set forth in their report, which is included in this prospectus and elsewhere in the registration statement. Such consolidated financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

35

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly, and current reports, proxy statements and other documents with the Securities and Exchange Commission. You may read and copy any document we file at the SEC’s public reference room at 100 F Street NE, Washington D.C. 20549. You should call 1-800-SEC-0330 for more information on the public reference room. The SEC maintains an internet site at http://www.sec.gov where certain information regarding issuers (including PhotoWorks, Inc.) may be found.

This prospectus is part of a registration statement that we filed with the SEC (Registration No. 333-132758). The registration statement contains more information than this prospectus regarding PhotoWorks, Inc. and its common stock, including certain exhibits and schedules. You can obtain a copy of the registration statement from the SEC at the address listed above or from its internet site.

INDEX TO FINANCIAL STATEMENTS

Report of Williams & Webster, P.S.	37
Report of Ernst & Young LLP	38
Consolidated Balance Sheets as of September 24, 2005 and
September 25, 2004 and December 24, 2005 (unaudited)	39
Consolidated Statements of Operations for the years ended September 24, 2005 and
September 25, 2004, and fiscal period ended December 24, 2005 (unaudited)	41
Consolidated Statement of Stockholders’ Equity (Deficit) for the years
Ended September 24, 2005 and September 25, 2004	42
Consolidated Statement of Cash Flows for the years ended September 24, 2005 and
September 25, 2004	44
Notes to Consolidated Financial Statements	46

36

Board of Directors

PhotoWorks, Inc.

Seattle, Washington

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying consolidated balance sheet of PhotoWorks, Inc. as of September 24, 2005, and the related consolidated statements of operations, stockholders’ equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of PhotoWorks, Inc. as of September 24, 2005 and the results of its operations, stockholders equity and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, the Company has generated recurring net losses and cash flow shortages. This condition raises substantial doubt about the Company’s ability to continue as a going concern. Management’s plans regarding this issue are also discussed in Note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/S/ WILLIAMS & WEBSTER, P.S.

Williams & Webster, P.S.

Certified Public Accountants

Spokane, Washington

January 9, 2005

37

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm

Shareholders and Board of Directors

PhotoWorks, Inc.

We have audited the accompanying consolidated balance sheet of PhotoWorks, Inc. and subsidiaries (the Company) as of September 25, 2004, and the related consolidated statements of operations, shareholders' equity (deficit), and cash flows for each of the two years in the period ended September 25, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of PhotoWorks, Inc. and subsidiaries at September 25, 2004, and the results of their operations and their cash flows for each of the two years in the period ended September 25, 2004, in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 3, the Company has incurred recurring operating losses and has a shareholder deficit. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans as to these matters are also described in Note 3. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

/s/ ERNST & YOUNG LLP

Seattle, Washington

October 29, 2004

38

PHOTOWORKS, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands)

	December 24, 2005	September 24, 2005	September 25, 2004
	(unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$1,792	$1,872	$2,481
Accounts receivable, net of allowance for doubtful accounts of $0, and $21 in 2005 and 2004, respectively	-	-	71
Current portion of vendor receivable	463	249	284
Inventories	299	80	467
Prepaid expenses	150	60	122
TOTAL CURRENT ASSETS	2,704	2,261	3,425
PROPERTY AND EQUIPMENT, NET	495	483	1,800
OTHER ASSETS
Intangibles, net		-	92
Long-term vendor receivable	81	175	165
Lease deposits	33	33	33
TOTAL OTHER ASSETS	114	208	290
TOTAL ASSETS	$3,313	$2,952	$5,515

39

	December 24, 2005	September 24, 2005	September 25, 2004
LIABILITIES & STOCKHOLDES' EQUITY (DEFICIT)
CURRENT LIABILITIES
Accounts payable	$1,949	$953	$1,302
Accrued compensation	343	463	628
Other accrued expenses	475	713	378
ITC penalty, current portion	256	252	239
Current portion of capital lease obligations	11	6	6
Deferred revenues	404	408	550
Current portion of subordinated debentures	65	65	-
TOTAL CURRENT LIABILITIES	3,503	2,860	3,103
LONG-TERM LIABILITIES
Subordinated convertible debentures, with a liquidation preference of $5,000,000 upon conversion to Series B convertible preferred stock	-	-	2,500
ITC penalty, non-current portion	276	274	437
Capital lease obligations, net of current portion	-	7	11
TOTAL LONG-TERM LIABILITIES	276	281	2,948
TOTAL LIABILITIES	3,779	3,141	6,051
STOCKHOLDERS' EQUITY (DEFICIT)
Preferred stock, $0.01 par value; authorized 2,000,000 shares; 0 and 15,000 shares Series A Convertible Preferred Stock authorized, issued and outstanding in 2005 and 2004, respectively, with a liquidation preference of $19,162,500, September 25, 2004 36,830 shares Series B Convertible Preferred Stock authorized, none issued or outstanding in 2005 and 2004	-	-	-
Common stock, 101,250,000 shares authorized, $0.01 par value; 19,794,672, 19,794,672, and 3,619,942 shares issued and outstanding, respectively	198	198	37
Additional paid-in capital	24,112	24,061	16,505
Accumulated deficit	(24,776)	(24,448)	(17,078)
TOTAL STOCKHOLDERS' EQUITY (DEFICIT)	(466)	(189)	(536)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$3,313	$2,952	$5,515

The accompanying notes are an integral part of these consolidated financial statements.

40

PHOTOWORKS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands)

	Period Ended		Year Ended
	December 24, 2005	December 24, 2004	September 25, 2005	September 25, 2004	September 27, 2003
	(unaudited)	(unaudited)
REVENUES
Net revenues	$3,964	$4,219	$13,723	$20,160	$29,416
Cost of goods and services	2,231	2,828	9,778	14,587	22,129
GROSS PROFIT	1,733	1,391	3,945	5,573	7,287
OPERATING EXPENSES
Customer service	159	149
Marketing	1,064	734	2,487	2,421	2,662
Research and development	450	892	3,413	1,509	2,442
General and administrative	441	566	3,015	3,283	5,355
ITC penalty	-	-	-	-	875
Loss on impairment of tangible and intangible assets	-	-	986	-	-
TOTAL OPERATING EXPENSES	2,114	2,341	9,901	7,213	11,334
LOSS FROM OPERATIONS	(381)	(950)	(5,956)	(1,640)	(4,047)
OTHER INCOME (EXPENSE)
Interest expense	-	(55)	(213)	(230)	(173)
Financing expense	-	-	(38)	-	-
Non-cash interest expense	-	-	(1,561)	-	-
Interest income	3	-	45	74	42
Other income, net	50	14	353	9	11
TOTAL OTHER INCOME (EXPENSE)	53	(41)	(1,414)	(147)	(120)
LOSS BEFORE INCOME TAXES	(328)	(991)	(7,370)	(1,787)	(4,167)
INCOME TAX BENEFIT	-	-	-	115	92
NET LOSS	$(328)	$(991)	$(7,370)	$(1,672)	$(4,075)
BASIC AND DILUTED NET LOSS PER COMMON SHARE	$(0.02)	$(0.28)	$(0.96)	$(0.50)	$(1.20)
WEIGHTED AVERAGE NUMBER OF COMMON STOCK SHARES OUTSTANDING, BASIC AND DILUTED	19,794,672	3,549,800	7,705,299	3,377,400	3,331,400

The accompanying notes are an integral part of these consolidated financial statements.

41

PHOTOWORKS, INC.

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

(in thousands)

	Preferred Stock		Common Stock
	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-In Capital	Deficit Accumulated	Total Stockholders' Equity (Deficit)

Balances as of September 29, 2002	15,000	$-	3,331,057	$33	$15,936	$(11,331)	$4,638
Stock options exercised	-	-	1,000	-	1	-	1
Net loss for year ended September 27, 2003	-	-	-	-	-	(4,075)	(4,075)
Balances as of September 27, 2003	15,000	-	3,332,057	33	15,937	(15,406)	564
Stock options exercised	-	-	29,885	2	16	-	18
Stock compensation expense	-	-	-	-	158	-	158
Warrants exercised, net	-	-	18,000	-	-	-	-
PhotoAccess purchase	-	-	240,000	2	394	-	396
Net loss for year ended September 25, 2004	-	-	-	-	-	(1,672)	(1,672)
Balance as of September 25, 2004	15,000	-	3,619,942	37	16,505	(17,078)	(536)
Options exercised for cash @ $0.12 - $0.165 per share	-	-	70,433	1	47	-	48
Stock options issued for compensation	-	-	-	-	31	-	31
Stock options issued for services	-	-	-	-	45	-	45
Beneficial conversion on debt $2 million	-	-	-	-	968	-	968
Warrants issued for interest and financing	-	-	-	-	133	-	133
Preferred stock converted to common shares @ $3.615	(15,000)	-	4,149,373	41	(41)	-	-
Common stock issued for cash @ $0.539	-	-	3,710,575	37	1,963	-	2,000
Debt converted in common shares	-	-	8,244,478	82	4,410	-	4,492
Fractional shares from the 5 for 1 split	-	-	(129)	-	-	-	-
Net loss for year ended September 24, 2005	-	-	-	-	-	(7,370)	(7,318)
Balance as of September 24, 2005	-		19,794,672	198	24,061	(24,448)	(189)

42

Valuation of stock options 1st quarter 2006 under SFAS 123R	-	-	-	-	51	-	51
Net loss for quarter ended December 24, 2005	-	-	-	-	-	(328)	(328)
Balance as of December 24, 2005 (unaudited)	-	$-	19,794,672	$198	$24,112	$(24,776)	$(466)

The accompanying notes are an integral part of these consolidated financial statements.

43

PHOTOWORKS, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

(in thousands)

	Period Ended		Year Ended
	December 24, 2005	December 25, 2004	September 24, 2005	September 25, 2004	September 27, 2003
	(unaudited)	(unaudited)
Net loss	$(328)	$(991)	$(7,370)	$(1,672)	$(4,075)
Adjustments to reconcile net loss to net cash used by operating activities:
Services paid by issuance of common stock	51	-	45	-	-
Depreciation and amortization	10	321	776	1,289	1,802
Other non-cash income	-	-	(353)
Stock and warrants issued as interest and financing costs	-	-	593	-	-
Legal settlements	-	-		(340)	875
Options issued as stock compensation	-	-	31	158	-
Impairment and disposal of assets, net	-	-	986	(5)	(13)
Discount on convertible debt	-	-	968	-	-
Income taxes receivable/payable	-	-	-	(14)	1,822
Net change in other receivables, inventories, payables and other	-	-	-	(1,071)	3,571
Increase (decrease) in:
Accounts receivable	(120)	136	96	-	-
Inventory	(219)	203	387	-	-
Prepaid expenses	(90)	(67)	62	-	-
Deferred revenues	(4)	(30)	(143)	55	(52)
Accrued liabilities	(358)	(72)	170	-	-
ITC Penalty	6	11	(150)	-	-
Accounts payable	996	565	(237)	-	-
Net cash provided by (used in) operating activities	(56)	76	(4,139)	(1,600)	3,930

Cash flows from investing activities:
Purchase of property, plant, and equipment	(22)	(383)	(519)	(735)	(270)
Proceeds from sales of property, plant, and equipment	-	-	8	47	14
Net cash used in investing activities	(22)	(383)	(511)	(688)	(256)

Cash flows from financing activities:
Proceeds from exercise of options	-	21	48	-	-
Proceeds from sale of subordinated debt	-	-	2,000	-	-
Proceeds from issuance of common stock	-	-	2,000	18	1
Payment on capital lease obligations	(2)	2	(7)	(5)	(94)
Net cash provided by (used in) financing activities	(2)	23	4,041	13	(93)

Net increase (decrease) in cash	(80)	(284)	(609)	(2,275)	3,581

44

Cash, beginning of period	1,872	2,481	2,481	4,756	1,175
Cash, end of period	$1,792	$2,197	$1,872	$2,481	$4,756

SUPPLEMENTAL DISCLOSURES:
Cash paid for interest and cash received for income tax refund:
Interest	$-	$-	$213	$176	$175
Income tax refund	$-	$-	$-	$115	$1,915

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Capital lease obligation incurred	$-	$-	$-	$13	$8
Services paid by issuance of common stock	$-	$-	$45	$-	$-
Stock issued for debt and interest	$-	$-	$4,442	$-	$-
Warrants issued as interest and financing costs	$-	$-	$593	$-	$-
Options issued as stock compensation	$-	$-	$31	$-	$-
Discount on convertible debt	$-	$-	$968	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

45

PHOTOWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information for the period ended December 24, 2005 is unaudited)

NOTE 1 – OPERATIONS

PhotoWorks, Inc. (“PhotoWorks” or the “Company”) is an online photography services company. PhotoWorks offers processing and printing services to both digital and traditional camera users, primarily in the United States. PhotoWorks provides customers with the ability to store and organize photos online, share them with friends and family, and order prints, reprints, photo albums, and photo related products. In addition, customers can create Custom Photo Books and Signature Photo Cards using PhotoWorks’ website.

PhotoWorks was incorporated in Washington State in June 1976. The executive offices are located at 71 Columbia Street Seattle WA 98104, and the telephone number is (206) 281-1390. References to PhotoWorks and the Company in this Report include PhotoWorks, Inc., and its wholly-owned subsidiaries.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of PhotoWorks, Inc., is presented to assist in understanding the Company’s financial statements. The financial statements and notes are representations of the Company’s management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America, and have been consistently applied in the preparation of the financial statements.

Advertising Costs

Advertising costs are recorded as expenses when incurred. Costs of printed direct mail promotional materials are recorded as expenses during the period in which they are mailed or otherwise disseminated to customers.

Accounts/Other Receivables

Accounts and other receivables primarily include rebates and other amounts due from vendors. An allowance for doubtful accounts is established based on the Company’s historical loss percentage for bad debts along with consideration given to the aging of the receivables. The Company has a long-term receivable due from a vendor as part of a settlement over disputed services. Under the terms of the settlement, the Company receives $95,000 annually for 4 years. The first payment was received in July 2004. The fair value of the receivable was determined at the time of the settlement (February 2004) and the Company is recognizing imputed interest income on a monthly basis which is included in the balance of the vendor receivable account. Management believes the carrying amount of this receivable approximates its fair value and no risk of loss currently exists based on the financial strength of the vendor.

Accounting Method

The Company’s financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Accounting for Convertible Notes and Securities with Beneficial Conversion Features

Following guidance by EITF 00-27 the Company allocates proceeds received from convertible notes and/or securities first to warrants granted to the note holders. The value of the warrants and the beneficial conversion feature are recorded on the balance sheet as a debt discount and as an increase to shareholders equity. The discounts are amortized over the life of the loans.

46

Accounting Pronouncements

In May 2005, the Financial Accounting Standards Board, issued Statement of Financial Accounting Standards (“SFAS, No. 154”), “Accounting Changes and Error Corrections,” which replaces Accounting Principles Board Opinion No. 20, “Accounting Changes,” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements -- An Amendment of APB Opinion No. 28”. SFAS No. 154 provides guidance on accounting for and reporting changes in accounting principle and error corrections. SFAS No. 154 requires that changes in accounting principle be applied retrospectively to prior period financial statements and is effective for fiscal years beginning after December 15, 2005. The Company does not expect SFAS No. 154 to have a material impact on our consolidated financial position, results of operations, or cash flows.

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 153. This statement addresses the measurement of exchanges of nonmonetary assets. The guidance in APB Opinion No. 29, “Accounting for Nonmonetary Transactions,” is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that opinion; however, included certain exceptions to that principle. This statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement is effective for financial statements for fiscal years beginning after June 15, 2005. Management believes the adoption of this statement will have no impact on the financial statements of the Company.

In November 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 151, “Inventory Costs— an amendment of ARB No. 43, Chapter 4”. This statement amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Paragraph 5 of ARB 43, Chapter 4, previously stated that “. . . under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs may be so abnormal as to require treatment as current period charges. . . .” This statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” In addition, this statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Management does not believe the adoption of this statement will have any immediate material impact on the Company.

In May 2003, the Financial Account Standards Board issued Statement of Financial Accounting Standards No. 150, “Accounting for Certain Financial Instruments with Accounting Standards no. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” (hereinafter “SFAS No. 150”). SFAS No. 150 establishes standards for classifying and measuring certain financial instruments with characteristics of both liabilities and equity and requires that those instruments be classified as liabilities in statements of financial position. Previously, many of those instruments were classified as equity. The Company has determined that there was no impact from the adoption of this statement.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, credit card receivables, and highly liquid short-term investments with a maturity date of three months or less on date of purchase.

Depreciation and Amortization

Property, plant, and equipment are depreciated using the straight-line method based on the estimated useful asset lives, ranging from two to five years. Expenditures for major remodeling and improvements of leased properties are capitalized as leasehold improvements. Leasehold improvements are depreciated over the shorter of the life of the lease or the life of the asset. Management reviews these estimates quarterly and if the estimates need to be shortened, the assets are depreciated over the remaining estimated useful life. (See Note 5).

Derivative Instruments

47

The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (hereinafter “SFAS No. 133”), as amended by SFAS No. 137, “Accounting for Derivative Instruments and Hedging Activities – Deferral of the Effective Date of FASB No. 133”, and SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities”, and SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. These statements establish accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. They require that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value.

If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change.

Historically, the Company has not engaged in any transactions that would be considered derivative instruments or hedging activities.

Deferred Revenues

Deferred revenues relate primarily to Prepaid Print Credits and the Pick Your Prints product. The Company recognizes the revenue from these offerings based on the relative fair values of the products contained in the offers when such products are actually shipped.

Earnings (Loss) Per Share

The Company calculates earnings per share based on the weighted average number of shares and dilutive common stock equivalents outstanding during the period. Net loss per share is based on the weighted average number of common shares outstanding during the period. The Company has adopted Statement of Financial Accounting Standards No. 128, which provides for calculation of “basic” and “diluted” earnings per share. Basic earnings per share includes no dilution and is computed by dividing net income (loss) available to common shareholders by the weighted average common shares outstanding for the period. Diluted earnings per share reflect the potential dilution of securities that could share in the earnings of an entity similar to fully diluted earnings per share. Basic and diluted loss per share were the same, at the reporting dates, as the inclusion of common stock equivalent would have been antidilutive.

Income Taxes

The benefit or provision for federal income taxes is generally computed based on pretax income. However, the benefit or provision may differ from income taxes currently payable or receivable, because certain items of income and expense are recognized in different periods for financial reporting purposes than they are for federal income tax purposes. As more fully described in Note 8, the net operating losses for both book and tax purposes exceed amounts available for operating loss carrybacks. Due to the uncertainty of the recoverability of these deferred assets, a valuation allowance has been recorded. See Note 7.

Inventories

Inventories are stated at the lower of cost (using the first-in, first-out method) or market. Inventories consist primarily of film and photofinishing supplies. An inventory reserve is established for those inventories which are obsolete or in excess of forecasted usage or their estimated net realizable value.

Long-lived Assets

The company has adopted the policies of Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. This standard establishes a single accounting model for long-lived

48

assets to be disposed of by sale, including discontinued operations, and requires that these long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or discontinued operations. Accordingly, the Company reviews the carrying amount of long-lived assets for impairment where events or changes in circumstances indicate that the carrying amount may not be recoverable. The determination of any impairment would include a comparison of estimated future cash flows anticipated to be generated during the remaining life of the assets to the net carrying value of the assets. See Note 5.

Other Financial Instruments

The carrying values of financial instruments such as trade receivables, payables and accruals, approximate their fair values, based on the short-term maturities of these instruments. The ITC penalty, vendor settlement and capital lease obligations have had no significant changes in interest rates or credit risk of the Company, therefore the carrying values of those financial instruments also approximate their fair values.

Principles of Consolidation

The consolidated financial statements include PhotoWorks, Inc. and its wholly-owned subsidiaries. Significant inter-company accounts and transactions have been eliminated in consolidation.

Reverse Stock Split

The Company’s shareholders approved on June 28, 2005 a 1 for 5 reverse stock split of its $0.01 par value common stock. (See Note 9.) All references in the accompanying financial statements to the number of common shares outstanding and per share amounts have been restated to reflect the reverse stock split. This resulted in our stock symbol changing from FOTO to PHTW.OB.

Segment Reporting

The Company currently has one business segment, therefore segment reporting in accordance with SFAS 131 is not required.

Stock Based Compensation

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, “Accounting for Stock Based Compensations.” (SFAS 123R) This statement supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and its related implementation guidance. This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. This statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. This statement does not change the accounting guidance for share based payment transactions with parties other than employees provided in Statement of Financial Accounting Standards No. 123(R). This statement does not address the accounting for employee share ownership plans, which are subject to AICPA Statement of Position 93-6, “Employers’ Accounting for Employee Stock Ownership Plans.” The Company has adopted SFAS No. 123(R) and has recognized $31,000 for employee stock compensation during fiscal year 2005 and $51,000 as of December 24, 2005 in accordance with SFAS No. 123(R).

The Company accounts for stock issued for compensation in accordance with APB 25, “Accounting for Stock Issued to Employee.” Under this standard, compensation cost is the difference between the exercise price of the option and fair market of the underlying stock on the grant date. In accordance with SFAS No. 123(R), “Accounting for Stock Based Compensation,” the Company provides the pro forma effects on net income and earnings per share as if compensation had been measured using the “fair value method” described therein.

Following is the impact of the compensation cost based upon the fair value of the options at grant date:

49

	Pro-forma Dec. 24, 2005	Pro-forma Dec. 24, 2004	Pro-forma Sept. 24, 2005	Pro-forma Sept. 25, 2004	Pro-forma Sept. 27, 2003
	(in thousands, except per share data)
Net income (loss) as reported	$(328)	$(991)	$(7,370)	$(1,672)	$(4,025)
Add: Stock-based compensation expense included in net income, net of related tax benefits	51	-	31	158	-
Deduct: Stock based compensation as determined under FAS 123, net of related tax effects	-	-	-	(470)	(446)
Pro forma net income (loss)	$(277)	$(991)	$7,339	$1,984	$(4,521)
Basic earnings (loss) per share as reported	$(.02)	$(.28)	$(.96)	$(.50)	$(1.20)
Diluted earnings (loss) per share as reported	$(.02)	$(.28)	$(.96)	$(.50)	$(1.20)
Pro forma basic earnings (loss) per share	$(.02)	$(.28)	$(.95)	$(.60)	$(1.35)
Pro forma diluted earnings (loss) per share	$(.02)	$(.28)	$(.95)	$(.60)	$(1.35)

Pro forma information regarding net income (loss) and diluted earnings (loss) per share has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123(R). The fair value for the options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions on the option grant date:

	Dec. 24, 2005	Dec. 24, 2004	Sept. 24, 2005	Sept. 25, 2004	Sept. 27, 2003
Risk free interest rate	3.00%	2.81%	3.0%	2.81%	2.23%
Expected volatility	55.00%	151.92%	55.0%	151.92%	180.98%
Expected option life	2.89 years	2.67 years	3.14 years	2.92 years	3.33 years
Dividend yield	0.00%	0.00%	0.00%	0.00%	0.00%

The pro forma effects on net income (loss) for fiscal years 2004, and 2003 are not indicative of a charge and the effects in future years because additional grants in future years are anticipated.

Revenue Recognition

The Company recognizes revenue when products are shipped or services are delivered. The Company provides its customers with a 100% satisfaction guarantee. The majority of the Company’s products and services will not be returned but customers can request a refund if not satisfied. Up to December 05, refunds were less than 1% of net revenues. An allowance is recorded for expected future returns and refunds.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year’s presentation.

Research and Development

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Research and development expenses consist primarily of costs incurred in ongoing development of our online image management, developing online photo archiving and photo sharing services, other digital related services, and creating infrastructure necessary to support systems of for customer interaction. The Company recognizes research and development expenses are charged to operations as incurred.

Shipping and Handling Costs

These costs are included in the cost of goods and services.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE 3 – GOING CONCERN

As shown in the accompanying financial statements, the Company had negative working capital and a stockholders’ deficit at September 24, 2005 and at December 24, 2005. During 2005, the Company reported a loss of $5,956,000 from operations and another $1,414,000 from other non operating activities. Net cash flow used in operations was $4,139,000, while financing activities only raised $4,041,000 during fiscal year 2005. For the period ended December 24, 2005, the Company reported a loss of $328,000 from operations. Net cash flow used during the period was $80,000.

The Company continues its restructuring activities that were initiated during 2005 and management is developing further plans to raise additional funding in early 2006. In addition, the Company is currently putting technology in place which will, if successful, improve operating efficiencies and ultimately improve profit margins. The Company has taken serious measures including the outsourcing of its entire production capacity during fiscal year 2005. The purpose for the implementation of these projects is to achieve the optimal cost reduction impact as a result of reducing overhead expenses, elimination of unabsorbed production overhead and the increase in overall productivity. However, the Company is subject to certain risks similar to other companies serving the digital products and services market such as system performance problems due to technical difficulties, competition from other companies with possibly greater financial, technical, and marketing resources and the risks of executing on its current business plan.

Management believes that the current operational plans which reflect the results from the restructuring activities referred to above combined with additional fund raising in 2006 and the cash resources currently on hand will enable the company to continue as a going concern. However, if the company is not able to execute its operational plan the company will need to raise additional funding and may need to further reduce its expenditures to be able to continue as a going concern. These matters raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

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NOTE 4 - LEASES

On February 4, 2006, the Company moved its offices from a 45,000 square feet operating facility to a 15,030 square feet office facility.

All prior capital leases during fiscal year 2005 expired. Only leases related to the office facility remain.

At September 24, 2005, future payments under non-cancelable operating leases are as follows:

Operating
Leases
(in thousands)
Fiscal 2006	$189
Fiscal 2007	281
Fiscal 2008	307
Fiscal 2009	321
Fiscal 2010	337
Thereafter	353
$1,788

Rental expense relating to facilities operating leases for fiscal years 2005, 2004 and 2003 was $410,000, $715,000 and $1,067,000, respectively. Rental expense relating to equipment operating leases for fiscal years 2005, 2004 and 2003, was $245,000, $441,000 and $424,000, respectively. Interest expense relating to the capital leases was $4,000, $1,000 and $2,000, for fiscal years 2005, 2004 and 2003, respectively.

NOTE 5 - PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment, at cost, consist of the following:

	Dec. 24,	Sep. 24,	Sep. 25,
	2005	2005	2004
	(in thousands)
Property, plant, and equipment	$ 17,795	$ 17,795	$ 18,533
Website software	-	-	670
Equipment under capital lease	-	-	19
Leasehold improvements	2,449	2,449	2,449
	20,244	20,244	21,671
Less accumulated depreciation and amortization	(19,761)	(19,761)	(19,871)
	$ 495	$ 483	$ 1,800

Depreciation expense for the years ending September 24, 2005 and September 27, 2004 were $ 704,000 and $ 1,258,000 respectively, and for the period ending December 24, 2005 was $10,000.

During the first Quarter of fiscal year 2006, the Company purchased assets in the amount of $ 12,000

Beginning in the fourth quarter of 2004, the Company began researching alternatives to increase its operational efficiencies for its film processing operations. At September 24, 2005, the Company had an impairment of approximately $986,000 of tangible and intangible assets as a result of outsourcing film processing.

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NOTE 6 - CONVERTIBLE DEBENTURES AND SUBORDINATED CONVERTIBLE DEBENTURES

Following guidance by EITF 00-27, the Company allocates proceeds received from convertible notes and/or securities first to warrants granted to the note holders. The value of the warrants and the beneficial conversion feature are recorded on the balance sheet as a debt discount and as an increase to shareholders equity. The discounts are amortized over the life of the loans.

In accordance with EITF 98-5 and 00-27, the amount of beneficial conversion is determined at the commitment date of each debt instrument as the difference between the stated conversion price within the instrument and the fair market value at the date of the draw-down on the debt instrument.

In April 2001, the Company issued $2,500,000 of convertible debentures carrying a 7% interest rate and convertible, at the discretion of the holders, into Series B Preferred Stock. All but $65,000 of debentures were converted into 4,435,700 shares of common stock on July 27, 2005. The balance of $65,000 is due in April 2006, and has been reclassified to short-term liabilities.

On February 16, 2005, the Company entered into a definitive agreement to sell up to $4,000,000 of convertible debentures and warrants to Sunra Capital Holdings, Ltd (“Sunra”). Under the agreement, Sunra purchased $2,000,000 of debentures for cash and agreed to purchase between $1,000,000 and $2,000,000 of common stock at $.539 per share in a second closing subject to certain conditions. The debentures bear interest at 6% per annum, are payable interest only on a quarterly basis commencing June 30, 2005. The principal is due and payable on April 30, 2008. By July 27, 2005, the debentures were converted into an aggregate of 3,710,575 shares of common stock of the Company. In addition to the debentures, warrants were issued to purchase 380,952 shares of common stock at an exercise price of $.72

The Company recorded a $133,000 as a financing costs related to the issuance of the 380,952 warrants based on the fair value of the warrants on the closing date using a Black-Scholes valuation model. The $133,000 was recognized as a period expense due to the fact that the 380,952 shares have been deemed to be fully earned as of the date of the agreement.

In addition, the Company recorded a beneficial conversion of $968,000 computed at the intrinsic value that was the difference between the conversion price of $.539 and the market value of $.72 on the date of closing. Upon conversion of the debenture, all unamortized amounts related to the beneficial conversion were charged to financing costs.

Transaction costs related to the $2,000,000 subordinated note were $60,000 and were recorded as a discount to the note. Upon conversion of the debenture, all unamortized transaction costs were charged to financing costs.

NOTE 7 – OUTSOURCE AGREEMENT

During fiscal year 2005, the Company outsourced its entire production capabilities to third party wholesale photo finishers whereby these photofinishers will process all mail order film processing-, film reprint- and online digital print orders. The transition to outsource these operations was completed during November 05. Pursuant to these outsourcing agreements, the Company has reduced its workforce, representing approximately 65% of its previous workforce. In accordance with SFAS No. 146 “Accounting for Costs Associated with Exit or Disposal Activities,” the Company has recorded a charge of approximately $175,000 related to workforce reductions in its second quarter and a charge of approximately $ 195,000 related to workforce reductions in its fourth quarter of fiscal year 2005. .

The equipment used in the Company’s existing production facility has been impaired and disposed.

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NOTE 8 - INCOME TAXES

During fiscal 2002, the Company recognized a tax benefit for net operating loss carrybacks. Due to the size of the carryback, the computation was subject to a standard review by the Joint Committee on Taxation.

Income tax benefits are as follows (in thousands):

	Dec.24,	Dec. 24,	Sep. 24,	Sep. 25,	Sep. 27,
	2005	2004	2005	2004	2003
Income tax benefits: Current	-	-	-	$115	$92
Deferred	--	--	--	--	--
	$0	$0	$0	$115	$92

A reconciliation of the federal statutory tax rates to the effective tax rates is as follows:

	Dec.24,	Dec. 24,	Sep. 24,	Sep. 25,	Sep. 27,
	2005	2004	2005	2004	2003
Statutory tax rate	34.0%	34.0%	34.0%	34.0%	34.0%
Non-deductible ITC penalty	(4.0)	(1.0)	(4.0)	(1.0)	(7.2)
Other, net	(1.0)	(0.1)	(1.0)	(0.1)	(0.1)
Valuation allowance on deferred tax assets	(29.9)	(26.5)	(29.9)	(26.5)	(24.5)
	0.0%	6.4%	0.0%	6.4%	2.2%

The Company has net deferred tax assets totaling $14,248,000, comprised primarily of net operating loss carryforwards. Due to operating losses, the uncertainty of future profits, and limitations on the utilization of net operating loss carryforwards under IRC Section 382, a valuation allowance of $14,248,000 has been recorded against net deferred tax assets.

Principal items comprising cumulative deferred income taxes are as follows:

	Dec.24,	Dec. 24,	Sep. 24,	Sep. 25,	Sep. 27,
	2005	2004	2005	2004	2003
			(In thousands)
Deferred tax assets: Net operating loss Carryforwards	$13,968	$12,365	$13,587	$11,374	$10,182
Depreciation and Amortization	17	37	-	300	1,109
Accrued expenses		144	297	144	306
Tax credit carryforwards	318	278	318	278	364
Deferred revenues	315	87	-	187	162
Other	(100)	5	18	39	85
Total deferred tax assets	14,248	12,916	14,220	12,322	12,208

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Deferred tax liabilities:
Prepaid expenses	-	(305)	(14)	(5)	(108)
Other liabilities	-	(6)	(38)	(5)	(6)
Deferred revenues	-	-	(48)	-	-
Total deferred tax liabilities	0	(311)	(100)	(10)	(114)
Valuation allowance	(14,248)	(12,605)	(14,220)	(12,312)	(12,094)
Net deferred tax asset	$ 0	$ 0	$ 0	$ 0	$ 0

The net operating loss (NOL) carryforwards begin expiring in 2020. Tax credit carryforwards of $29,000 relate to minimum tax credits and have no expiration date. The remaining carryforwards are related to research and development credits and charitable contributions. These credits and the net operating loss carryforwards expire as follows:

	NOL Carryforwards	Tax Credit Carryforwards
	(in thousands)
Fiscal 2020	$29,095	$117
Fiscal 2021	--	121
Fiscal 2022	851	80
Fiscal 2023	3,508	--
Fiscal 2024	6,511	--
	$39,965	$318

NOTE 9 - SHAREHOLDERS’ EQUITY

Convertible Preferred Stock

The shares of Series A preferred stock had a conversion price of $3.62 and included warrants to purchase common stock at an exercise price of $.72 per share. The shares of Series A preferred stock were converted into 4,149,373 shares of common stock and the warrants exercisable to purchase a total of 804,542 shares of common stock which were reserved for issuance.

The holders of the Series A Preferred Stock had a preference on the sale or liquidation of the Company. The aggregate amount of the liquidation preference at September 24, 2004, was $19,162,500, inclusive of accumulated dividends. The holders of Series A preferred stock also had preferential rights to receive dividends at the rate of 6% but only when, and if, declared by the Company’s Board of Directors. To date, no such dividends have been declared.

On July 27, 2005, Series A Preferred stock was converted into 4,149,373 shares of common stock.

Common stock

As of June 28, 2005, the Company’s shareholders approved a 1 for 5 reverse stock split of its $0.01 par value common stock. All references in the accompanying financial statements to the number of common shares outstanding and per share amounts have been restated to reflect the reverse stock split. This resulted in our stock symbol changing from FOTO to PHTW.OB.

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During July of 2005, the Company issued 3,710,575 shares of common stock and warrants to purchase 361,905 shares of common stock for $2,000,000 at $0.539 per share. The exercise price of the warrants is $1.05 per share with an exercise period of five years.

The Company submitted the recapitalization proposal for approval by shareholders at its annual meeting on June 28, 2005. The shareholders approved the recapitalization proposal and by July 27, 2005 the Company converted two series of its outstanding debentures into common stock and warrants to acquire common stock. The principal of $4,410,000 was converted into 8,244,478 shares of common stock and 442,636 warrants. Sunra completed the purchase of $2,000,000 shares of common stock as described above and received 20% warrant coverage on the additional purchase price at a price of $.80 per share.

Warrants

In addition to the warrants issued in the recapitalization described above, the Company issued warrants as follows:

Issue date	Warrants issued	Exercise price	Expiration Date
12/20/2000	72,727	$1.00	12/20/2010
07/23/2001	50,000	$0.66	07/23/2011

In February 2004, 150,000 warrants were exercised at a price of $0.20. The net amount of the exercise resulted in issuance of 90,000 shares of common stock.

In addition to the debentures, warrants were issued to purchase 380,952 shares of common stock at an exercise price of $.72.

The Company recorded $133,000 as financing costs related to the issuance of the 380,952 warrants based on the fair value of the warrants on the closing date using a Black-Scholes valuation model. The $133,000 was recognized as a period expense due to the fact that the 380,952 shares have been deemed to be fully earned as of the date of the agreement.

During July of 2005, the Company issued 3,710,575 shares of common stock and warrants to purchase 361,905 shares of common stock for $2,000,000 at $0.539 per share. The exercise price of the warrants is $1.05 per share with an exercise period of five years.

The Company amortized the fair value of the warrants as interest expense over the applicable loan periods.

Dividends

The Company has never declared or paid cash dividends on its common stock and does not anticipate paying any dividends in the foreseeable future. The Company is restricted under covenants of a bank agreement to support the Company’s corporate credit cards, from declaring any dividends on shares of its capital stock without the bank’s prior consent. In addition, the Company may not pay any dividends on shares of common stock, unless prior to such payment, it has paid in full all cumulative dividends which would have accrued on the Series A preferred shares, from date of issuance until the date of such payment, whether or not such dividends have been declared by the board of directors.

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NOTE 10 - EARNINGS (LOSS) PER COMMON SHARE

The following table sets forth the computation of earnings (loss) per common share:

Dec. 24,	Dec. 24	Sep. 24,	Sep. 25,	Sep. 27,
2005	2004	2005	2004	2003

Numerator for earnings (loss) per common share:

Net income (loss)	(328,000)	$(991,000)	$(7,370,000)	$(1,672,000)	$(4,075,000)

Denominator for basic

earnings (loss) per share:

Weighted-average number

of common shares
outstanding	19,794,672	3,629,800	7,705,299	3,389,000	3,331,400

Weighted average number
of common shares
held in escrow	(80,000)	-	(11,600)	-

Effect of dilutive securities:

Stock options	-	-	-	-	-
Warrants	-	-	-	-	-

Denominator for diluted

earnings (loss)

per common share	19,794,672	3,549,800	7,705,299	3,377,400	3,331,400

Basic earnings (loss)

per share	$(.02)	$(.28)	$(.96)	$(.50)	$(1.20)

Diluted earnings (loss)

per share	$(.02)	$(.28)	$(.96)	$(.50)	$(1.20)

At December 24, 2005, and December 25, 2004, there were 4,313,129 and 1,625,272 stock options, warrants and common stock, respectively that were excluded from the computation of diluted loss per share as their effect was antidilutive. At September 25, 2005, 2004 and 2003, there were 4,113,129, 1,625,270 and 1,620,389 stock options, warrants and common stock, respectively that were excluded from the computation of diluted loss per share as their effect was antidilutive

If the Company had reported net income in first quarter 2006 and fiscal years 2005, 2004, and 2003 the calculation of these per share amounts would have included the dilutive effect of these common stock equivalents using the treasury stock method.

NOTE 11 - STOCK-BASED COMPENSATION

In June, 2005, the Company’s board of directors adopted the PhotoWorks, Inc. 2005 Equity Incentive Plan. Employees, consultants, independent contractors, advisors and agents are eligible to participate in this plan. Pursuant to this plan, options may be granted to purchase up to 4,000,000 shares of common stock at prices equal to the fair market value of the shares at the time the options are granted.

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In August 2005, the Company granted 1,649,400 common stock options to executives and directors. One fourth of the options vested at issuance and the fair value of these options is approximately $31,000 and has been recorded as compensation expense. An additional 710, 550 options were issued for serviced valued at $45,000. Shares of common stock reserved for issuance under stock option plans totaled 820,000 at September 25, 2004, of which 122,973 shares were available for options to be granted in the future. Options generally vest over three to four years and become exercisable commencing one year after the date of grant and expiring five years after the date of grant.

In October 2003, 150,000 options were granted outside the above plans as a one-time grant to recruit the Company’s president and chief executive officer.

During first quarter of fiscal year 2006, the Company granted options to acquire 200,000 shares of common stock to officers and directors of the Company. All of the options were granted pursuant to the Company’s 2005 Equity Incentive Plan at an exercise price of $0.62 per share. All options vest ratably on a quarterly basis over a four years period.

On September 28, 2005, the Company granted options to acquire 125,000 shares of Common Stock to officers and directors of the Company. All of the options were granted pursuant to the Company’s 2005 Equity Incentive Plan at an exercise price of $.62 per share. All options vest ratably on a quarterly basis over a four year period.

The following schedule summarizes stock option activity for fiscal years 2003, 2004, and 2005 and the first quarter of fiscal year 2006.

	Number	Price Per	Weighted Average
	of Shares		Share	Exercise Price
Balance at September 28, 2002	547,062	$ .60 - $60.00		$10.15
Granted during 2003	103,800	$ .45 - $	1.50	$ 0.70
Expired/canceled during 2003	(51,118)	$ .45 - $50.00		$15.15
Exercised during 2003	(1,000)	$ .60 - $	0.60	$ 0.60

Balance at September 27, 2003	598,744	$ .45 - $60.00		$ 8.10
Granted during 2004
at fair value	320,040	$1.65 - $	4.55	$ 2.50
at less than fair value	50,000	$ .05 - $0.05		$ 0.05
Expired/canceled during 2004	(118,889)	$ .45 - $30.00		$ 8.75
Exercised during 2004	(29,885)	$ .60 - $0.93		$ 0.60

Balance at September 25, 2004	820,000	$ .72 - $0.72	$ 1.12
Granted during 2005	2,359,950	$ .01 - $0.72	$ 0.69
Expired/canceled during 2005	(353,153)	$ .09 - $0.72	$ 0.72
Exercised during 2005	(70,433)	$ .12 - $0.65	$ 0.68
Balance at September 24, 2005	2,756,357	$ .01 - $0.72	$ 0.69
Granted during first quarter of fiscal 2006	200,000	$ 0.62	$ 0.62
Balance at December 24, 2005 (unaudited)	2,956,357	$ .01 - $ 0.72

Total compensation costs related to nonvested

stock options as of December 24, 2005	$ 552,849

Weighted average period of nonvested stock

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Options as of December 24, 2005	2 years

Options considered fully vested as of December 24, 2005 and December 25, 2004 were 333,777 and 82,555, respectively at weighted average exercise prices of $.69 and $1.12, respectively. The following schedule summarizes the weighted-average remaining contractual life and weighted-average exercise price of options outstanding and options exercisable as of December 24, 2005.

	Options Outstanding			Options Exercisable
		Remaining	Wtd. Avg.	Wtd. Avg
Range of	Options	Contractual	Exercise	Options	Exercise
Exercise Prices	Outstanding	Life (Years)	Price	Exercisable	Price

$ 0.00 - $	0.71	152,800.6	$ .69	152,800	$ .13
$ 0.72	2,603,557	2.6	$ .72	268,477	$ .72
$ 0.62	200,000	3.8	$ .62	12,500	$.62
	2,956,357			333,777	$.68

The per share weighted average fair value of stock options granted during fiscal years 2006, 2005, 2004, and 2003 was $ 0.13, $.71, $.12, and $.10 respectively.

NOTE 12 - 401(K) RETIREMENT PLAN

The Company maintains a 401(k) Plan for substantially all employees. For fiscal year 2003, the Company's contributions were based on matching a percentage of up to 4% of voluntary employee contributions, plus a discretionary profit sharing contribution determined by the board of directors. Beginning in fiscal year 2004, the Company allocated matching or profit sharing contributions on a discretionary basis determined at the end of the fiscal year. No matching or profit sharing contributions were made for the first quarter 2006, and for fiscal 2005, 2004 and 2003. The Company’s contributions totaled $0, $0, $0, and $259,000 for fiscal years 2005, 2004 and 2003, respectively.

NOTE 13 - ITC SETTLEMENT

In September 2003, the Company negotiated a settlement agreement with the International Trade Commission, whereby the Company pays $250,000 in July for each of the four years beginning in 2004. The Company accrued a penalty amount of $875,000 ($1,000,000 penalty net of imputed interest of $125,000 at an estimated borrowing rate of 6%) in the fiscal 2003 financial statements for this matter.

NOTE 14 - CONTINGENCIES

The Company was a defendant in a claim filed by Fuji Photo Film Co., Ltd. with the International Trade Commission. There is a risk that Fuji could bring a civil action against the Company for damages for patent infringement by reason of sales of cameras that have been found in the International Trade Commission proceedings to infringe Fuji patents. If such a suit was filed against the Company, it could have a significantly harmful impact on its financial condition, results of operations and liquidity. The Company is unable to determine the probability or likelihood of such an action.

The Company is also involved in various routine legal proceedings in the ordinary course of its business.

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NOTE 15 – SELECTED QUARTERLY FINANCIAL DATA (Unaudited)

The Company’s fiscal year consists of four 13-week quarters. The following table sets forth summary financial data for the Company first quarter 2006, and by quarters for fiscal years 2005 and 2004 (in thousands, except per share data).

                                                                               First

Fiscal 2006

Net revenues	$3,964
Gross profit	1,733
Net income (loss)	(328)
Basic earnings (loss) per share	(.02)

                                                                               First                  Second                  Third                  Fourth

Fiscal 2005

Net revenues	$4,219	$2,934	$3,160	$3,410
Gross profit	1,242	703	804	1,196
Net income (loss)	(991)	(1,551)	(1,622)	(3,206)
Basic earnings (loss) per share	(.27)	(.42)	(.44)	(.27)
Diluted earnings (loss) per share	(.27)	(.42)	(.44)	(.27)
Quarters

                                                                               First                  Second                  Third                  Fourth

Fiscal 2004

Net revenues	$5,755	$4,553	$4,690	$5,162
Gross profit	1,702	845	1,249	1,777
Pretax income (loss)	(467)	(563)	(972)	215
Tax benefit (provision)	-	100	15	-
Net income (loss)	(467)	(463)	(957)	215
Basic earnings (loss) per share	(.15)	(.15)	(.30)	.05
Diluted earnings (loss) per share	(.15)	(.15)	(.30)	.05

The sum of quarterly loss per share may not necessarily equal the loss per share reported for the entire year since the weighted average shares outstanding used in the loss per share computation changes throughout the year.

NOTE 16 – PURCHASE OF PHOTOACCESS TECHNOLOGIES ASSETS

In August 2004, the Company acquired substantially all of the assets of PhotoAccess Technologies Corporation in exchange for 240,000 shares of the Company's common stock. PhotoAccess was a competitor in the online digital processing business with superior website technology and infrastructure.

The assets purchased included the operations of PhotoAccess along with the customer list, the website software and technology, and related hardware and software to run the website. The total cost of the acquisition was $487,000 which includes 240,000 shares valued at $396,000 based upon the average closing price of the stock during a seven-day period beginning three trading days before and ending three trading days after the public announcement of the acquisition on April 21, 2004, of $1.65 per share. 80,000 shares of the 240,000 shares issued are being held in

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escrow for a period of eleven months to satisfy any unknown liabilities of PhotoAccess that may arise within eleven months of the closing date.

The total purchase price of the acquisition is as follows:

Value of 240,000 shares of common stock	$ 396,000
Related transaction costs	91,000
Total purchase price	$ 487,000

=========

The purchase price allocation is as follows:

Website software	$ 499,000
Website hardware	46,000
Customer list	123,000
Liabilities assumed	(181,000)
Total	$ 487,000

=========

The results of operations of PhotoWorks, Inc. include the operations of PhotoAccess since the beginning of May 2004, when those operations were transferred to PhotoWorks pursuant to the asset purchase agreement. For comparative purposes, the following pro forma information is presented as if the transaction had been completed at the beginning of fiscal 2003.

		September 24, 2004		September 27, 2003
	As reported Pro forma		As reported	Pro forma
Net revenues	$ 20,160,000	$ 20,657,000	$ 29,416,000	$ 30,693,000
Net loss	(1,672,000)	(1,810,000)	(4,075,000)	(4,292,000)
Loss per share - basic and diluted	$ (.50)	$ (.50)	$ (1.20)	$ (1.20)

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